Table of Contents
Management’s Discussion and Analysis
1.	HIGHLIGHTS	1
2.	INTRODUCTION	3
3.	ABOUT CAE 3.1 Who we are 3.2 Our vision	5 5 5
	3.3 Our strategy 3.4 Our operations 3.5 Foreign exchange 3.6 Non-GAAP and other financial measures	5 6 11 13
4.	CONSOLIDATED RESULTS 4.1 Results from operations – fourth quarter of fiscal 2016 4.2 Results from operations – fiscal 2016	15 15 17
	4.3 Discontinued operations	18
	4.4 Restructuring costs	19
	4.5 Consolidated orders and total backlog	19
5.	RESULTS BY SEGMENT 5.1 Civil Aviation Training Solutions 5.2 Defence and Security 5.3 Healthcare	20 21 23 25
6.	CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY 6.1 Consolidated cash movements 6.2 Sources of liquidity 6.3 Government assistance 6.4 Contractual obligations	27 27 28 29 29
7.	CONSOLIDATED FINANCIAL POSITION 7.1 Consolidated capital employed 7.2 Off balance sheet arrangements 7.3 Financial instruments	30 30 32 32
8.	BUSINESS COMBINATIONS	35
9.	EVENT AFTER THE REPORTING PERIOD	36
10.	BUSINESS RISK AND UNCERTAINTY 10.1 Risks relating to the industry 10.2 Risks relating to the Company 10.3 Risks relating to the market	36 36 38 40
11.	RELATED PARTY TRANSACTIONS	41
12.	CHANGES IN ACCOUNTING POLICIES 12.1 New and amended standards adopted 12.2 New and amended standards not yet adopted 12.3 Use of judgements, estimates and assumptions	42 42 42 43
13.	CONTROLS AND PROCEDURES 13.1 Evaluation of disclosure controls and procedures 13.2 Internal control over financial reporting	44 44 44
14.	OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS	45
15.	ADDITIONAL INFORMATION	45
16.	SELECTED FINANCIAL INFORMATION	46

Management’s Discussion and Analysis

for the fourth quarter and year ended March 31, 2016

1.     HIGHLIGHTS

FINANCIAL

FOURTH QUARTER OF FISCAL 2016

Revenue from continuing operations higher compared to last quarter and the fourth quarter of fiscal 2015

-     Consolidated revenue from continuing operations was $722.5 million this quarter, $106.2 million or 17% higher than last quarter and $90.9 million or 14% higher than the fourth quarter of fiscal 2015.

Net income attributable to equity holders of the Company from continuing operations higher compared to last quarter and lower compared to the fourth quarter of fiscal 2015

-     Net income attributable to equity holders of the Company from continuing operations was $61.2 million (or $0.23 per share) this quarter compared to $57.9 million (or $0.21 per share) last quarter, representing an increase of $3.3 million or 6%, and compared to $63.3 million (or $0.24 per share) in the fourth quarter of last year, representing a decrease of $2.1 million or 3%;

-     Specific items included in net income attributable to equity holders of the Company from continuing operations were restructuring costs of $16.8 million ($11.6 million after tax or $0.04 per share) this quarter compared to $2.0 million ($1.5 million after tax or $0.01 per share) recorded last quarter. Net income before specific items1 was $72.8 million and earnings per share before specific items1 was $0.27 for the quarter compared to $59.4 million (or $0.22 per share) last quarter;

-     Net income attributable to equity holders of the Company included a loss from discontinued operations this quarter of
$2.4 million (or $0.01 per share) compared to $0.2 million (or nil per share) last quarter and earnings from discontinued operations of $0.8 million (or nil per share) in the fourth quarter of fiscal 2015.

Positive free cash flow1 from continuing operations at $12.8 million this quarter

-     Net cash provided by continuing operating activities was $51.0 million this quarter, compared to $214.9 million last quarter and $160.6 million in the fourth quarter of last year;

-     Maintenance capital expenditures1 and other asset expenditures were $18.8 million this quarter, $15.7 million last quarter and $16.7 million in the fourth quarter of last year;

-     Proceeds from the disposal of property, plant and equipment were $0.3 million this quarter, nil last quarter and
$6.1 million in the fourth quarter of last year;

-     Cash dividends were $19.3 million this quarter, $12.4 million last quarter and $12.0 million in the fourth quarter of last year.

FISCAL 2016

Higher revenue from continuing operations compared to fiscal 2015

-     Consolidated revenue from continuing operations was $2,512.6 million, $266.3 million or 12% higher than last year.

Higher net income attributable to equity holders of the Company from continuing operations

-     Net income attributable to equity holders of the Company from continuing operations was $239.3 million (or $0.89 per share) compared to $201.2 million (or $0.76 per share) last year, representing a $38.1 million or 19% increase;

-     Specific items included in net income attributable to equity holders of the Company from continuing operations were restructuring costs of $28.9 million ($20.6 million after tax or $0.08 per share) and a one-time tax item of $29.4 million (or $0.11 per share) this year. Net income before specific items was $230.5 million and earnings per share before specific items was $0.86 for the year;

-     Net income attributable to equity holders of the Company included a loss from discontinued operations of $9.6 million (or $0.04 per share) compared to earnings from discontinued operations $0.6 million (or nil per share) last year.

Positive free cash flow from continuing operations at $247.7 million

-     Net cash provided by continuing operating activities was $345.8 million this year, compared to $268.6 million last year;

-     Maintenance capital expenditures and other asset expenditures were $65.1 million this year, compared to $64.3 million last year;

-     Dividends received from equity accounted investees were $18.5 million this year, compared to $8.9 million last year;

-     Proceeds from the disposal of property, plant and equipment were $1.8 million this year, compared to $7.6 million last year;

-     Cash dividends were $56.7 million this year, compared to $46.3 million last year.

Capital employed1 increased by $91.6 million or 3% this year, ending at $2,727.6 million

-     Return on capital employed1 (ROCE) was 10.6% this year compared to 10.4% last year;

-     Non-cash working capital1 decreased by $12.8 million in fiscal 2016, ending at $188.9 million;

-     Property, plant and equipment increased by $11.9 million;

-     Net assets held for sale decreased by $45.5 million following the sale of our mining division during the year;

-     Other long-term assets and other long-term liabilities increased by $140.8 million and $2.8 million respectively;

-     Net debt1 decreased by $162.3 million this year, ending at $787.3 million.

CAE Year-End Financial Results 2016 | 1

1 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

ORDERS22

-     The book-to-sales ratio2 for the quarter was 1.23x (Civil Aviation Training Solutions was 1.33x, Defence and Security was 1.13x and Healthcare was 1.0x). The ratio for the last 12 months was 1.11x (Civil Aviation Training Solutions was 1.18x, Defence and Security was 1.02x and Healthcare was 1.0x);

-    Total order intake this year was $2,782.0 million, up $420.8 million over last year;

-     Total backlog2, including obligated, joint venture and unfunded backlog was $6,372.6 million at March 31, 2016, $1,015.4 million higher than last year.

Civil Aviation Training Solutions

-     Civil Aviation Training Solutions obtained contracts with an expected value of $1,683.0 million, including contracts for 53 full-flight simulators (FFSs).

Defence and Security

-    Defence and Security won contracts valued at $985.6 million.

Healthcare

-    Healthcare order intake was valued at $113.4 million.

BUSINESS COMBINATIONS

-     On September 30, 2015, we acquired the assets of Bombardier’s Military Aviation Training business (BMAT), a defence training system integrator for live flying training;

-     During the fourth quarter of this year, we concluded a conditional agreement with Lockheed Martin Corporation to acquire Lockheed Martin Commercial Flight Training (LMCFT), a provider of aviation simulation training equipment and services.
On May 2, 2016, we completed the acquisition of LMCFT. The transaction excludes debt and includes cash remaining in the company at closing.

OTHER

-     On July 24, 2015, we completed the sale of our mining division known as Datamine. The results of our mining division were reported as discontinued operations during the year;

-     During the first quarter of this year, we implemented a process improvement program to realize the benefits from the transformation of our production processes and product offering which has resulted in a reduction of our workforce;

-     On February 19, 2016, we announced that we received approval from the Toronto Stock Exchange (TSX) to purchase, by way of a normal course issuer bid (NCIB), up to 5,398,643 of our issued and outstanding common shares over a one year period;

-     We announced the appointment of Sonya Branco, replacing Stephane Lefebvre, as Vice President, Finance and Chief Financial Officer of CAE Inc., effective May 23, 2016.

2 | CAE Year-End Financial Results 2016

2 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

2.      INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and 2016 mean the fiscal year ending March 31, 2016;

-    Last year, prior year and a year ago mean the fiscal year ended March 31, 2015;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of May 19, 2016, and includes our management’s discussion and analysis (MD&A) for the year and the three-month period ended March 31, 2016 and the consolidated financial statements and notes for the year ended March 31, 2016. We have prepared it to help you understand our business, performance and financial condition for fiscal 2016. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS). All quarterly information disclosed in the MD&A is based on unaudited figures.

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in the annual report for the year ended March 31, 2016. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Results by segment;

-    Consolidated cash movements and liquidity;

-    Consolidated financial position;

-    Business combinations;

-    Event after the reporting period;

-    Business risk and uncertainty;

-    Related party transactions;

-    Changes in accounting policies;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

CAE Year-End Financial Results 2016 | 3

Management’s Discussion and Analysis

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory rules and compliance, risks relating to CAE such as product evolution, research and development (R&D) activities, fixed-price and long-term supply contracts, procurement and original equipment manufacturer (OEM) leverage, warranty or other product-related claims, product integration, protection of our intellectual property, third-party intellectual property, loss of key personnel, environmental liabilities, claims arising from casualty losses, integration of acquired businesses, our ability to penetrate new markets, information technology systems including cybersecurity risk, length of sales cycle, continued returns to shareholders and our reliance on technology and third-party providers, and risks relating to the market such as foreign exchange, political instability, availability of capital, pension plan funding, doing business in foreign countries including corruption risk and income tax laws. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information in the Business risk and uncertainty section of the MD&A. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

4 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

3.     ABOUT CAE

3.1       Who we are

CAE is a global leader in delivery of training for the civil aviation, defence and security, and healthcare markets. We design and integrate the industry’s most comprehensive training solutions, anchored by the knowledge and expertise of our 8,000 employees, our world-leading simulation technologies and a record of service and technology innovation spanning seven decades. Our global presence is the broadest in the industry, with 160 sites and training locations in over 35 countries, including our joint venture operations, and the world’s largest installed base of flight simulators. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2      Our vision

Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness.

3.3      Our strategy

We address the imperatives of safety, efficiency and readiness for customers in three core markets: civil aviation, defence and security, and healthcare.

Our capital and other resource allocation decisions are guided by three overarching strategic imperatives: focus on our three core markets; protect our leadership position through innovation; and grow by providing the most comprehensive solutions worldwide to enable us to be the recognized global training partner of choice for our customers.

We are a unique, pure-play simulation and training company with a proven record of commitment to our customers’ long-term training needs.

Six pillars of strength

We believe there are six fundamental strengths that underpin our strategy and position us well for sustainable long-term growth:

-    High degree of recurring business;

-    Strong competitive moat;

-    Headroom in large markets;

-    Underlying secular tailwinds;

-    Potential for superior returns;

-    Culture of innovation.

High degree of recurring business

Nearly 60% of our business is derived from the provision of services and largely involves long-term contracts and training demand from customers operating under regulation that require them to train on a recurrent basis.

Strong competitive moat

We pride ourselves in building strong customer and partner relationships, which in many cases span several decades, and we are a market leader across all of our market segments. We offer our customers unique comprehensive solutions with market-leading global reach and scale.

Headroom in large markets

We provide innovative training solutions to customers in large addressable markets in civil aviation, defence and security and healthcare with substantial headroom to grow our market share over the long term.

Underlying secular tailwinds

Industry experts expect long-term commercial passenger traffic to grow at a rate of 4.2% annually over the next decade. In defence and security, we see renewed defence investment as a positive catalyst and an increasing use of simulation-based training. We also see an increased propensity for customers in both civil aviation and defence and security to outsource their training enterprises. In the emerging healthcare market, we also see a rising adoption of simulation for education and training of healthcare students and professionals.

Potential for superior returns

Our rising proportion of revenue from training services provides potential for lower amplitude cyclicality as training is largely driven by the training requirements of the installed fleet. As well, we have potential to grow at a superior rate to that of our underlying markets by growing market share.

Culture of innovation

We derive significant competitive advantage as an innovative leader in simulation products and training solutions. As well, we have a demonstrated flexibility by engaging customers under a variety of partnership models.

CAE Year-End Financial Results 2016 | 5

Management’s Discussion and Analysis

3.4       Our operations

We provide integrated training solutions to three markets globally:

-    The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations (FTOs), maintenance repair and overhaul organizations (MROs) and aircraft finance leasing companies;

-    The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

-    The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

CIVIL AVIATION MARKET

We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

We address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of commercial aviation training services and the second largest in business aviation training services. Our deep industry expertise and credibility, installed base, strong relationships and reputation as a trusted partner enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in
30 countries and through our broad global network of training centres, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes products and services offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently operate 261 FFSs, including those operating in our joint ventures. We offer industry-leading technology with a full solution capability to integrate flight data and simulator data to better understand the performance of trainees. In the formation of new pilots, CAE operates the largest ab initio flight training network in the world with 9 academies and a fleet of over 165 aircraft. In the area of resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

Quality, fidelity and reliability are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models including the recent development of simulators for the Airbus A350 XWB and A320Neo, Cirrus SF50, Mitsubishi Regional Jet (MRJ), ATR42/72-600, Bombardier CSeries,
Global 5000/6000 and Global 7000/8000, Dassault Falcon 5X and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21 and C919. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning a number of decades of continuous use. We also provide best-in-class support with a full range of services and by leveraging our extensive worldwide network of spare parts and service teams.

Market drivers

Demand for training solutions in the civil aviation market is driven by the following:

-    Pilot training and certification regulations;

-    Safety and efficiency imperatives of commercial airline operators;

-    Expected global growth in air travel;

-    Growing active fleet of commercial aircraft;

-    Demand for trained aviation professionals.

Pilot training and certification regulations

Civil aviation training has a high degree of recurring business driven by a highly-regulated environment through global and national standards for pilot licensing and certification, amongst other regulatory requirements. These mandatory and recurring training requirements are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization (ICAO), European Aviation Safety Agency (EASA), and Federal Aviation Administration (FAA).

Recent pilot certification processes and regulatory requirements drive more simulation-based training. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-crew Pilot License (MPL), with stall and upset prevention and recovery training and with the Airline Transport Pilot (ATP) requirements in the U.S. Various national and regional aviation regulatory agencies have recently published regulatory requirements, standards and guidance on these specific topics.

6 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

The MPL is an alternative training and licensing methodology which we offer, in addition to the ATP licence. MPL places more emphasis on simulation-based training to develop ab initio students into First Officers of airliners in a specific airline environment. On average, current MPL programs in the industry consist of two thirds of ab initio training in flight simulation training devices and the balance in actual aircraft, whereas traditional training for ab initio licences average 80% to 90% in actual trainer aircraft. Today, there are approximately 50 nations that have MPL regulations in place and more than 15 of these nations already use these regulations with training providers and airlines. CAE delivers MPL programs in Asia, the Middle East and Europe with various airlines. As the MPL methodology continues to gain momentum, it will result in increased use of simulation-based training.

Safety and efficiency imperatives of commercial airline operators

The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives in order to achieve adequate returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environment, and the large number of new aircraft programs being executed. Partnering with a training provider like CAE gives airlines immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing aircraft fleet options that suit their business.

Expected global growth in air travel

Secular growth trend in air travel results in higher demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training solutions.

In commercial aviation, the aerospace industry’s widely held expectation is that long-term average growth for air travel will continue at 4.2% annually over the next decade. In calendar 2015, global passenger traffic increased by 6.5% compared to calendar 2014. For the first three months of calendar 2016, passenger traffic increased by 7.0% compared to the first three months of calendar 2015. Emerging markets continued to outperform with passenger traffic in the Middle East, Asia and Latin America growing at 10.8%, 8.6% and 5.3% respectively, while Europe and North America increased 5.4% and 4.7% respectively.

According to the FAA, the total number of business jet flights, which includes all domestic and international flights, remained active with 1.4% growth over the past 12 months. There is a strong relationship between the level of corporate profitability and economic growth and demand for business jet travel. In helicopter aviation, demand is driven mainly by the level of offshore activity in the oil and gas sector, as helicopter operators catering to this sector make up the majority of a relatively small training segment. The current protracted downturn in petroleum prices has negatively impacted offshore activity for helicopter operators.

Potential impediments to steady growth in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, prolonged economic recessions or other major world events.

Growing active fleet of commercial aircraft

As an integrated training solutions provider, our long-term growth is closely tied to the active commercial aircraft fleet.

The global active commercial aircraft fleet has grown by an average of 3.2% annually over the past 20 years and is widely expected to continue to grow at an approximate average rate of 3.6% annually over the next two decades as a result of increasing emerging market and low-cost carrier demand and fleet replacement in established markets. From March 2015 to March 2016, the global commercial aircraft fleet increased by 4.2%, growing by 8.3% in the Middle East and 7.6% in Asia and increasing moderately by 3.3%, 3.2% and 2.0% in Latin America, Europe and North America respectively.

Our strong competitive moat, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines allow us to effectively address training needs that arise from a growing active fleet of aircraft.

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs and CAE SimfinityTM procedures trainers, in delivering training equipment solutions that address the growing training needs of airlines that continue to operate their own training centers.

Major business jet OEMs are continuing with plans to introduce a variety of new aircraft models in the upcoming years. Examples include Bombardier’s Global 7000/8000, Cessna’s Citation Longitude and Hemisphere, Dassault’s Falcon 5X, Gulfstream’s 500/600, Cirrus’ SF50 and Pilatus’ PC-24.

Our business aviation training network, comprehensive suite of training programs, key long term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from the entry-into-service of these new aircraft programs.

CAE Year-End Financial Results 2016 | 7

Management’s Discussion and Analysis

Demand for trained aviation professionals

We have large headroom in the training services market driven by a sustained secular demand for trained aviation professionals. Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. The expansion of global economies and airline fleets have resulted in a shortage of qualified personnel needed to fulfil this growing capacity. Pilot supply constraints include aging crew demographics and fewer military pilots transferring to civil airlines. In a study released in 2011, ICAO reports that approximately 26,000 new pilots will be needed per year by 2030 globally to support growth in passenger travel. In support of this growth, the aviation industry will require innovative solutions to match the learning requirements of a new generation, leading to an increase in demand for simulation-based training services and products.

DEFENCE AND SECURITY MARKET

We are a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety.

We are a global leader in the development and delivery of integrated live, virtual and constructive (LVC) training solutions for defence forces. Our expertise spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems (UAS). We also offer training solutions for land and naval forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles, constructive simulation for command and staff training, and naval warfare tactical training systems. We offer training solutions to government organizations for emergency and disaster management.

Defence forces seek to increasingly leverage virtual training and balance their training approach between live, virtual and constructive domains to achieve maximum readiness and efficiencies. As such, we have been increasingly pursuing programs requiring the integration of LVC training and these tend to be larger in size than programs involving only a single dimension of such a solution. CAE is a first-tier training systems integrator and uniquely positioned to offer our customers a comprehensive range of innovative LVC solutions, ranging from academic, virtual and live training to immersive, networked mission rehearsal in a synthetic environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, mission readiness and decision-making capabilities. We have a wealth of experience delivering and operating training solutions across different business models, including government-owned government-operated; government-owned contractor-operated; or contractor-owned contractor-operated facilities. Our offerings include training needs analysis; instructional systems design; learning management information systems; purpose-built facilities; state-of-the-art synthetic training equipment; curriculum and courseware development; classroom, simulator, and live flying instruction; maintenance and logistics support; lifecycle support and technology insertion; and financing alternatives.

We have delivered simulation products and training systems to more than 50 defence forces in approximately 35 countries. We provide training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 80 sites around the world, including our joint venture operations. Recently, we have increased our support for live flying training, such as the live training delivered as part of the NATO Flying Training in Canada (NFTC) program, as we help our customers achieve an optimal balance across their training enterprise.

Market drivers

Demand for training solutions in the defence and security markets is driven by the following:

-    Installed base of enduring defence platforms and new customers;

-    Explicit desire of governments and defence forces to increase the use of synthetic training;

-    Desire to integrate training systems to achieve efficiencies and enhanced preparedness;

-    Attractiveness of outsourcing of training and maintenance services;

-    Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training;

-    Relationships with OEMs for simulation and training.

Installed base of enduring defence platforms and new customers

CAE generates a high degree of recurring business from its strong position on enduring platforms, including long-term services contracts. Most defence forces in mature markets such as the United States have slowed down production of new platforms and delayed new acquisition programs, which has required military forces to maximize use of their existing platforms. Upgrades, updates, and life extension programs allow defence forces to leverage existing assets while creating a range of opportunities for simulator upgrades and training support services. Enduring platforms, such as the C-130 Hercules transport aircraft that is operated by more than 60 nations, provide a solid installed base from which to generate business. Because of our extensive installed base of simulators worldwide, our prime contractor position on programs such as the U.S. Air Force KC-135 Aircrew Training System and MQ-1 Predator/MQ-9 Reaper aircrew training, and our experience on key enduring platforms, CAE is well-positioned for recurring product upgrades/updates as well as maintenance and support services. In addition, there is strong demand for enduring platforms such as the C-130, P-8A, MH-60R and MQ-1/MQ-9 in markets with growing defence budgets such as Asia and the Middle East, thus providing opportunities to provide new training systems and services for platforms where CAE has significant experience.

8 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

Explicit desire of governments and defence forces to increase the use of synthetic training

One of the underlying drivers for CAE’s expertise and capabilities is the increasing use of synthetic training throughout the defence community. More defence forces and governments are increasingly adopting synthetic training for a greater percentage of their overall training approach because it improves training effectiveness, reduces operational demands on aircraft, lowers risk compared to operating actual weapon system platforms and significantly lowers costs. Synthetic training offers defence forces a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. The higher cost of live training and the desire to save aircraft for operational use are two factors prompting a greater adoption of synthetic training. The nature of mission-focused training demands at least some live training; however, the shift to more synthetic training is advancing. The U.S. Navy reports the share of simulation-based training on some of their existing aircraft platforms could increase to nearly 50% by 2020, and for new aircraft such as the P-8A the training program has been designed for approximately 70% synthetic training. Because of the high cost associated with conducting live training exercises, most defence forces are beginning to rebalance the mix of LVC training and shift more of the training curriculum to virtual and constructive simulation. An example are the contracts that CAE won under the U.S. Air Force KC-135 program to upgrade a range of KC-135 aircrew training devices so that they can be used on the United States Air Force’s Distributed Training Center Network, thus providing them the ability to conduct distributed, virtual tanker training.

Desire to integrate training systems to achieve efficiencies and enhanced preparedness

Increased operational tempo combined with limited personnel and budget pressures have prompted defence forces around the world to seek reliable partners who can help develop, manage and deliver the training systems required to support today’s complex platforms and operations. Increasingly, defence forces are considering a more integrated and holistic approach to training. To help manage the complexities and challenges, many training programs are calling for an industry partner to help design and manage the total training system. CAE refers to this approach as training systems integration (TSI) and has positioned the Company globally as an independent, platform-agnostic training systems integrator. The overall intent for defence forces is to maximize commonality for increased efficiencies, cost savings, and most importantly, enhanced capability for mission preparedness. A training systems integrator can address the overall LVC domain to deliver comprehensive training – from undergraduate individual training all the way through to operational, multi-service and joint mission training.

Attractiveness of outsourcing of training and maintenance services

Another driver for CAE’s expertise and capabilities is the efficiency gained by our customers from outsourcing some training and support services. Defence forces and governments continue to manage expenditures to find ways to reduce costs while not impacting readiness levels, and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to consider outsourcing a variety of training services and we expect this trend to continue, which aligns directly with CAE’s strategy to grow long-term, recurring services business. We believe governments will increasingly look to industry for training solutions to achieve faster delivery, lower capital investment requirements, and training support required to achieve desired readiness levels. For example, we are continuing deliveries of new flight training devices that will support comprehensive T-44C aircrew training services for the U.S. Navy and Marine Corps. These deliveries are part of a long-term contract for CAE to provide T-44C aircrew training services under a contractor-owned contractor-operated training services program, which is one of the first of its kind in the United States. We believe this type of training service delivery program will become increasingly attractive to defence forces globally.

Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements, and increasingly to integrate and network various training systems so military forces can train in a virtual world. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. For example, the Royal Canadian Air Force (RCAF) has released its Simulation Strategy 2025, which specifically calls for leveraging LVC domains within a networked common synthetic environment. The RCAF is transforming its training approach from one that relies on aircraft to one that exploits new technologies to train aircrews in a simulation-focused system that creates a virtual battlespace. The U.S., U.K. and Australian defence forces have published similar strategies. We are actively promoting open, standard simulation architectures, such as the Common Database, to better enable integrated and networked mission training.

Relationships with OEMs for simulation and training

We are a desirable partner to original equipment manufacturers because of our experience, global presence, and innovative technologies. We partner with manufacturers in the defence and security market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for training systems. For example, Boeing has developed the P-8A maritime patrol aircraft and has subcontracted CAE to design and develop P-8A operational flight trainers for the U.S. Navy and Royal Australian Air Force. Boeing continues to market the P-8A internationally and recently signed a contract to deliver the P-8A to the United Kingdom, which will create further opportunities for CAE. Other examples of CAE’s relationship with OEMs on specific platforms creating opportunities for training systems include Airbus Defence & Space on the C295, which is being offered in Canada on the Fixed-Wing Search and Rescue program, Finmeccanica on the M-346 lead-in fighter trainer, which is being offered in the United States as the T-100 on the U.S. Air Force’s T-X program and Lockheed Martin on the C-130J Super Hercules transport aircraft, which is being acquired by several additional international militaries.

CAE is also part of Team Seahawk in partnership with the U.S. Navy and companies such as Lockheed Martin/Sikorsky which is offering the MH-60R helicopter under the foreign military sales program to international customers. In addition, we have a global partnership with General Atomics to offer training solutions for the Predator/Reaper family of remotely piloted aircraft.

CAE Year-End Financial Results 2016 | 9

Management’s Discussion and Analysis

HEALTHCARE MARKET

We design, manufacture and market simulators and audiovisual and simulation centre management solutions and offer consulting and courseware for training of medical and allied healthcare students as well as clinicians in educational institutions, hospitals and defence organizations worldwide.

Simulation-based training is one of the most effective approaches to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency of this industry. The healthcare simulation market is growing rapidly, with simulation centres becoming the standard in nursing and medical schools.

We offer the broadest range of medical simulation products and services in the market today, including patient, ultrasound and interventional (surgical) simulators, audiovisual and simulation centre management solutions and courseware for simulation-based healthcare education and training. We have sold simulators to customers in more than 80 countries that are currently supported by our network in Australia, Brazil, Canada, Germany, Hungary, India, Singapore, U.K. and U.S. We lead the market in high-fidelity patient simulators that are uniquely powered by complex models of human physiology to mimic human responses to clinical interventions. One of our recent innovations, a childbirth simulator for both normal labor and delivery and rare maternal emergencies, was designed to offer exceptional reliability and realism in the high-fidelity patient simulation market. Our offerings include ongoing service, support and unlimited, exclusive access to training. We provide comprehensive simulation centre management solutions for healthcare, where we are a market leader. Through our Healthcare Academy, we are the only company to deliver peer-to-peer training at customer sites and in our training centres in the U.S., U.K., Germany and Canada. Our Healthcare Academy includes more than 50 adjunct faculty consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience (SCE) courseware packages for our customers. We offer consulting, professional services and turnkey project management for healthcare simulation programs, and we recently announced a partnership with the American Society of Anesthesiologists to develop screen-based simulation training for practicing physicians. The new platform will deliver Maintenance of Certification in Anesthesiology (MOCA) education and allow us to expand access to simulation-based clinical training. Our OEM team delivers custom training solutions for medical manufacturers, and most recently, developed a specialized interventional simulator to train physicians to place the new AbioMed Impella heart pump under ultrasound and fluoroscopy guidance.

Market drivers

Demand for our simulation products and services in the healthcare market is driven by the following:

-    Increasing use of simulation in healthcare;

-    Growing emphasis on patient safety and outcomes;

-    Limited access to live patients during training;

-    Medical technology revolution.

Increasing use of simulation in healthcare

Third-party assessments of the global healthcare simulation market, which includes products and services, value the market at approximately $860 million in 2014 and reports that it is predicted to grow at a compound annual growth rate of 19.1% from 2014 to 2019. North America is the largest market for healthcare simulation, followed by Europe and Asia. The healthcare simulation market includes both products and services, which are segmented by high-fidelity patient simulators, interventional simulators, mid/low fidelity task trainers, ultrasound simulators, audiovisual and simulation centre management solutions, simulated clinical environments and training services. In the U.S., significant demand for healthcare services is driven by, among other factors, longer life expectancy and the baby boomer generation, resulting in higher healthcare spending. The U.S. Centers for Medicare and Medicaid Services (CMS) projects that annual national health spending will grow at an average rate of 5.8% annually over the next decade. Increasingly, hospitals are given incentives to become safer and more efficient which will drive higher demand for training. There is a growing body of evidence demonstrating that medical simulation improves patient outcomes and reduces medical errors, which can help mitigate the rate of increase in healthcare costs.

Growing emphasis on patient safety and outcomes

According to a new study by patient-safety researchers published in the British Medical Journal in May 2016, medical errors in hospitals and other health-care facilities are the third-leading cause of death in the U.S. Training through the use of simulation can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. Simulation is a required or recommended element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include MOCA, Fundamentals of Laparoscopic Surgery (FLS) and Advanced Trauma Life Support (ATLS). Moreover, the Accreditation Council for Graduate Medical Education (ACGME) is evolving towards outcome-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training.

10 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

Limited access to live patients during training

Traditionally, medical education has been an apprenticeship model in which the student cares for patients under the supervision of more experienced staff. In this model, students have a limited role and access to high-risk procedures, rare complications and critical decision-making skills. The use of simulation in professional education programs complements traditional learning and allows students exposure and practice to hone their clinical and critical thinking skills for high risk, low frequency events. Simulation provides consistent, repeatable training and exposure to a broader range of patients and scenarios than one may experience in normal clinical practice. As an example, our Lucina childbirth simulator is designed to allow healthcare teams to practice both normal deliveries and complex procedures. The training and education model is evolving, as evidenced by military branches around the world and most recently the U.S. Pentagon, prohibiting the use of live tissue testing in most medical training. CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, interprofessional team training, major disaster response and anaesthesia administration.

Medical technology revolution

Advancements in medical technology are driving the use of simulation. New medical devices and advanced procedures, such as Intra-Cardiac Echocardiography (ICE), cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well suited. As a Partner of Choice with leading OEMs, we continue to collaborate to deliver innovative and custom training for new technologies, such as the AbioMed Impella heart pump.

3.5       Foreign exchange

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			Increase /
	2016	2015	(decrease)
U.S. dollar (US$ or USD)	1.30	1.27	2%
Euro (€ or EUR)	1.48	1.36	9%
British pound (£ or GBP)	1.87	1.88	(1%)

We used the average foreign exchange rates below to value our revenues and expenses:

	2016	2015	Increase
U.S. dollar (US$ or USD)	1.31	1.14	15%
Euro (€ or EUR)	1.45	1.44	1%
British pound (£ or GBP)	1.98	1.83	8%

For fiscal 2016, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $126.1 million and an increase in net income of $11.1 million, when compared to fiscal 2015. We calculated this by translating the current year’s foreign currency revenue and net income using the average monthly exchange rates from the previous year and comparing these adjusted amounts to our current year reported results.

CAE Year-End Financial Results 2016 | 11

Management’s Discussion and Analysis

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of foreign training and services operations

Most of our foreign training and services revenue and costs are denominated in local currency. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on these operations’ net profitability and net investment. Gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons. We apply net investment hedge accounting to hedge our net investments in our U.S. entities. We have designated a portion of the principal amount of our U.S. dollar private placements as the hedging item of those investments.

-    Our production operations outside of Canada (Australia, Germany, India, U.K. and U.S.)

Most of the revenue and costs in these foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time, as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar have a translation impact on the operations’ net profitability and net investment when expressed in Canadian dollars, as described above.

-    Our production operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for cash balances, receivables and payables in foreign currencies), a significant portion of our annual revenue generated in Canada is in foreign currencies (mostly U.S. dollar and Euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments of sales contracts denominated in foreign currencies to mitigate some of the foreign exchange exposure.

To this effect, we continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement. This residual exposure may be higher when currencies experience significant short term volatility. With respect to the remaining expected future revenues, our operations in Canada remain exposed to changes in the value of the Canadian dollar.

In order to minimize the impact foreign exchange market fluctuations may have, we also hedge some of the foreign currency costs incurred in our manufacturing process.

Sensitivity analysis

We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. For the purposes of this sensitivity analysis, we evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

-     Foreign currency revenues and expenses in Canada for our manufacturing activities – we hedge a portion of these exposures;

-     Translation of foreign currency of operations in foreign countries. Our exposure is mainly in our operating profit.

First we calculated the revenue and expenses per currency from our Canadian operations to determine the operating profit in each currency. Then we deducted the amount of hedged revenues to determine a net exposure by currency. Next we added the net exposure from foreign operations to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a weakening of one cent in the Canadian dollar against each of the other three currencies. The table below shows the expected impact of this change on our annual revenue and operating profit, after taxes, as well as our net exposure:

			Operating		Net
Exposure	(amounts in millions)	Revenue	Profit	Hedging	Exposure
U.S. dollar (US$ or USD)		$12.0	$3.4	$(2.7)	$0.7
Euro (€ or EUR)		3.5	0.3	(0.2)	0.1
British pound (£ or GBP)		1.4	0.1	(0.1)	-

A possible strengthening of one cent in the Canadian dollar would have the opposite impact.

12 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

3.6       Non-GAAP and other financial measures

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.

Backlog

Obligated backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-     For the Civil Aviation Training Solutions segment, we consider an item part of our obligated backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract and includes the value of expected future revenues. Expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

-     For the Defence and Security segment, we consider an item part of our obligated backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in obligated backlog when the customer has authorized the contract item and has received funding for it;

-     For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue and consequently, backlog is nil.

Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above.

Unfunded backlog is a non-GAAP measure that represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. We include unexercised negotiated options which we view as having a high probability of being exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

Total backlog includes obligated backlog, joint venture backlog and unfunded backlog.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-     For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

-     For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:

-    In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Earnings per share (EPS) before specific items

Earnings per share before specific items is a non-GAAP measure calculated by excluding the effect of restructuring costs and one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing the restructuring costs, net of tax, and one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

CAE Year-End Financial Results 2016 | 13

Management’s Discussion and Analysis

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net, after tax share in profit of equity accounted investees and restructuring costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Net income before specific items

Net income before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adding back restructuring costs, net of tax, and one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale).

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by taking the operating profit and excluding the impact of restructuring costs.

Simulator equivalent unit

Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate

Utilization rate is an operating measure we use to assess the performance of our Civil simulator training network. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

14 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

4.     CONSOLIDATED RESULTS3

4.1       Results from operations – fourth quarter of fiscal 2016

(amounts in millions, except per share amounts)		Q4-2016	Q3-2016	Q2-2016	Q1-2016	Q4-2015
Revenue		$722.5	616.3	616.8	557.0	631.6
Cost of sales		$511.9	447.8	457.6	399.4	449.6
Gross profit[3]		$210.6	168.5	159.2	157.6	182.0
As a % of revenue	%	29.1	27.3	25.8	28.3	28.8
Research and development expenses[3]		$26.5	20.0	20.3	20.8	19.5
Selling, general and administrative expenses		$88.9	81.5	69.3	71.8	69.4
Other gains – net		$(10.8)	(6.7)	(2.0)	(4.7)	(5.6)
After tax share in profit of equity accounted investees		$(10.6)	(12.9)	(8.4)	(11.5)	(6.7)
Restructuring costs		$16.8	2.0	2.4	7.7	-
Operating profit [3]		$99.8	84.6	77.6	73.5	105.4
As a % of revenue	%	13.8	13.7	12.6	13.2	16.7
Finance income		$(2.8)	(2.4)	(2.3)	(2.0)	(2.3)
Finance expense		$21.2	21.4	21.4	20.7	20.6
Finance expense – net		$18.4	19.0	19.1	18.7	18.3
Earnings before income taxes and discontinued operations		$81.4	65.6	58.5	54.8	87.1
Income tax expense (recovery)		$19.3	8.5	(17.2)	9.8	20.2
As a % of earnings before income taxes and
discontinued operations (income tax rate)%		24	13	(29)	18	23
Earnings from continuing operations		$62.1	57.1	75.7	45.0	66.9
(Loss) earnings from discontinued operations		$(2.4)	(0.2)	(6.5)	(0.5)	0.8
Net income		$59.7	56.9	69.2	44.5	67.7
Attributable to:
Equity holders of the Company
Continuing operations		$61.2	57.9	75.3	44.9	63.3
Discontinued operations		$(2.4)	(0.2)	(6.5)	(0.5)	0.8
		$58.8	57.7	68.8	44.4	64.1
Non-controlling interests		$0.9	(0.8)	0.4	0.1	3.6
		$59.7	56.9	69.2	44.5	67.7
Earnings per share (EPS) attributable to equity holders
of the Company
Basic and diluted - continuing operations		$0.23	0.21	0.28	0.17	0.24
Basic and diluted - discontinued operations		$(0.01)	-	(0.02)	-	-
		$0.22	0.21	0.26	0.17	0.24

Revenue from continuing operations was 17% higher than last quarter and 14% higher compared to the fourth quarter of fiscal 2015

Revenue from continuing operations was $106.2 million higher than last quarter mainly because:

-     Civil Aviation Training Solutions revenue increased by $58.3 million, or 17%, mainly due to higher revenue from our manufacturing facility due to higher production levels and the timing of sales of partially manufactured simulators. Revenue generated in the Americas and Europe as a result of higher FFS utilization further contributed to the increase along with a favourable foreign exchange impact on the translation of foreign operations;

-     Defence and Security revenue increased by $40.4 million, or 16%, mainly due to higher revenue from North American programs and a higher level of activity from Australian programs;

-     Healthcare revenue increased by $7.5 million, or 27%, due to higher revenue from simulation centre management solutions, higher patient simulator revenue as well as an increase in interventional simulator revenue driven mainly by key partnerships with OEMs.

CAE Year-End Financial Results 2016 | 15

3 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

Revenue from continuing operations was $90.9 million higher than the same period last year largely because:

-     Defence and Security revenue increased by $59.0 million, or 25%, mainly due to the integration into our results of the revenues from BMAT acquired in the second quarter of this year, a favourable foreign exchange impact on the translation of foreign operations and higher revenue from North American programs;

-     Civil Aviation Training Solutions revenue increased by $25.4 million, or 7%, mainly due to a favourable foreign exchange impact on the translation of foreign operations, higher FFS utilization primarily in Europe, higher revenue from our manufacturing facility as a result of higher production levels and an increased demand for our crew sourcing business;

-     Healthcare revenue increased by $6.5 million, or 22%, mainly due to higher patient simulator revenue and a favourable foreign exchange impact on the translation of foreign operations.

You will find more details in Results by segment.

Segment operating income4 was $30.0 million higher than last quarter and $11.2 million higher compared to the fourth quarter of fiscal 2015

Operating profit this quarter was $99.8 million or 13.8% of revenue, compared to $84.6 million or 13.7% of revenue last quarter and $105.4 million or 16.7% of revenue in the fourth quarter of fiscal 2015. Restructuring costs of $16.8 million were recorded this quarter compared to $2.0 million last quarter and nil in the fourth quarter of last year.  Segment operating income was $116.6 million this quarter compared to $86.6 million last quarter.

Segment operating income was $30.0 million or 35% higher compared to last quarter. Increases in segment operating income were $19.7 million, $8.4 million and $1.9 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.4

Segment operating income increased by $11.2 million or 11% over the fourth quarter of fiscal 2015. The increase in segment operating income of $13.2 million for Civil Aviation Training Solutions was partially offset by decreases of $1.4 million and $0.6 million for Defence and Security and Healthcare respectively.

You will find more details in Restructuring costs and Results by segment.

Net finance expense was $0.6 million lower compared to last quarter and $0.1 million higher over the fourth quarter of fiscal 2015

Net finance expense was lower this quarter compared to last quarter. The decrease was mainly due to higher interest income and lower interest expense on accretion of other non-current liabilities.

Net finance expense this quarter was stable compared to the fourth quarter of fiscal 2015.

Income tax rate was 24% this quarter

Income taxes this quarter were $19.3 million, representing an effective tax rate of 24%, compared to 13% last quarter and 23% for the fourth quarter of fiscal 2015.

The increase in the tax rate over last quarter was mainly due to the change in the mix of income from various jurisdictions and U.S. tax incentives applicable to domestic manufacturers recognized last quarter.

The increase in the tax rate over the fourth quarter of fiscal year 2015 was mainly due the change in the mix of income from various jurisdictions.

16 | CAE Year-End Financial Results 2016

4 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

4.2       Results from operations – fiscal 2016

(amounts in millions, except per share amounts)		FY2016	FY2015
Revenue		$2,512.6	2,246.3
Cost of sales		$1,816.7	1,642.6
Gross profit		$695.9	603.7
As a % of revenue	%	27.7	26.9
Research and development expenses		$87.6	64.1
Selling, general and administrative expenses		$311.5	264.6
Other gains – net		$(24.2)	(20.3)
After tax share in profit of equity accounted investees		$(43.4)	(37.5)
Restructuring costs		$28.9	-
Operating profit		$335.5	332.8
As a % of revenue	%	13.4	14.8
Finance income		$(9.5)	(9.8)
Finance expense		$84.7	80.7
Finance expense – net		$75.2	70.9
Earnings before income taxes and discontinued operations		$260.3	261.9
Income tax expense		$20.4	57.8
As a % of earnings before income taxes and
discontinued operations (income tax rate)%		8	22
Earnings from continuing operations		$239.9	204.1
(Loss) earnings from discontinued operations		$(9.6)	0.6
Net income		$230.3	204.7
Attributable to:
Equity holders of the Company
Continuing operations		$239.3	201.2
Discontinued operations		$(9.6)	0.6
		$229.7	201.8
Non-controlling interests		$0.6	2.9
		$230.3	204.7
EPS attributable to equity holders of the Company
Basic and diluted - continuing operations		$0.89	0.76
Basic and diluted - discontinued operations		$(0.04)	-

Revenue from continuing operations was $266.3 million or 12% higher than last year

Revenue from continuing operations was higher than last year mainly because:

-     Civil Aviation Training Solutions revenue increased by $134.5 million, or 10%, mainly due to a favourable foreign exchange impact on the translation of foreign operations, higher FFS utilization in Europe and the Americas, the contribution of newly deployed simulators in our network, higher revenue from our manufacturing facility as a result of higher production levels and increased demand for our crew sourcing business;

-     Defence and Security revenue increased by $112.7 million, or 13%, mainly due to a favourable foreign exchange impact on the translation of foreign operations, the integration into our results of the revenues from BMAT acquired in the second quarter of this year and higher revenue from European programs. The increase was partially offset by lower revenue from North American programs;

-     Healthcare revenue increased by $19.1 million, or 20%, mainly due to higher patient simulator revenue resulting primarily from the introduction of new products and a favourable foreign exchange impact on the translation of foreign operations.

You will find more details in Results by segment.

CAE Year-End Financial Results 2016 | 17

Management’s Discussion and Analysis

Gross profit was $92.2 million higher than last year

Gross profit was $695.9 million this year, or 27.7% of revenue compared to $603.7 million this year, or 26.9% of revenue last year. As a percentage of revenue, gross profit was higher when compared to last year.

Segment operating income was $31.6 million higher than last year

Operating profit for the year was $335.5 million or 13.4% of revenue, compared to $332.8 million or 14.8% of revenue last year. Restructuring costs of $28.9 million were recorded this year and segment operating income was $364.4 million.

Segment operating income was $31.6 million or 9% higher compared to last year. Increases in segment operating income were
$26.9 million, $4.2 million and $0.5 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

You will find more details in Restructuring costs and Results by segment.

Net finance expense was $4.3 million higher than last year

FY2015 to
(amounts in millions)	FY2016
Net finance expense, prior period	$70.9
Change in finance expense from the prior period:
Increase in finance expense on long-term debt (other than finance leases)	$0.3
Increase in finance expense on finance leases	0.5
Increase in finance expense on royalty obligations	0.1
Increase in other finance expense	2.4
Increase in borrowing costs capitalized	0.7
Increase in finance expense from the prior period	$4.0
Change in finance income from the prior period:
Increase in interest income on loans and finance lease contracts	$(0.4)
Decrease in other finance income	0.7
Decrease in finance income from the prior period	$0.3
Net finance expense, current period	$75.2

Net finance expense was $75.2 million this year, $4.3 million or 6% higher than last year. The increase was mainly due to higher interest expense resulting from letters of credit fees, lower borrowing costs capitalized to certain long-term assets and higher expense on employee obligations and finance lease obligations.

Income tax rate was 8% this year

This fiscal year, income taxes were $20.4 million, representing an effective tax rate of 8%, compared to 22% for the same period last year.

This year’s tax rate includes one-time items involving the favourable settlement of tax oppositions in Canada with respect to the tax treatment of the sale of certain simulators partially offset by the negative impact of certain tax audits. Excluding the effect of these one-time items and U.S. tax incentive applicable to domestic manufacturers, the income tax rate would have been 20% this year. The lower tax rate compared to fiscal year 2015 is mainly due to the change in the mix of income from various jurisdictions.

4.3       Discontinued operations

Last year, we decided to divest of our mining division following the decision to focus our resources and capital investment in targeted growth opportunities in our three core markets: Civil Aviation Training Solutions, Defence and Security and Healthcare. The results of our mining division are classified and reported separately as discontinued operations.

On July 24, 2015, we completed the sale of our mining division known as Datamine for an amount totaling $31.2 million including the finalization of the working capital adjustment and excluding a potential consideration of up to $10.0 million that is contingent on certain financial results being met.

The loss from discontinued operations recorded during the year was $9.6 million compared to earnings from discontinued operations of $0.6 million last year.

You will find more details in Note 3 of our consolidated financial statements.

18 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

4.4       Restructuring costs

We implemented a process improvement program this year to realize the benefits from the transformation of our production processes and product offering to further strengthen our competitive position, which has resulted in a reduction of our workforce. Net restructuring costs, consisting mainly of severances and other related costs, of $20.6 million after-tax were recognized in net income in fiscal 2016.

You will find more details in Note 12 of our consolidated financial statements.

4.5       Consolidated orders and total backlog

Our total consolidated backlog was $6,372.6 million at the end of fiscal 2016, which is 19% higher than last year. New orders of $2,782.0 million were added this year, partially offset by $2,512.6 million in revenue generated from our obligated backlog. The acquisition of BMAT during the year resulted in an adjustment to obligated backlog of $463.3 million and to unfunded backlog5 of $86.0 million. In addition to the acquisition of BMAT, obligated backlog adjustments included the revaluation of certain contracts and the cancelation of two orders from previous years within our Civil Aviation Training Solutions segment as well as foreign exchange movements. Our joint venture backlog5 was $551.3 million and our unfunded backlog was $756.4 million.

Total backlog up 19% over last year

(amounts in millions)	FY2016	FY2015
Obligated backlog, beginning of period	$4,354.1	$4,205.6
+ orders	2,782.0	2,361.2
- revenue	(2,512.6)	(2,246.3)
+ / - adjustments	441.4	33.6
Obligated backlog, end of period	$5,064.9	$4,354.1
Joint venture backlog (all obligated)	551.3	607.8
Unfunded backlog	756.4	395.3
Total backlog	$6,372.6	$5,357.2

In fiscal 2015, adjustments were mainly related to foreign exchange movements, partially offset by the termination of a contract in North America and the revaluation of certain contracts within our Defence and Security segment.5

The book-to-sales ratio for the quarter was 1.23x. The ratio for the last 12 months was 1.11x.

You will find more details in Results by segment.

CAE Year-End Financial Results 2016 | 19

5 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

5.     RESULTS BY SEGMENT

We manage our business and report our results in three segments:

-    Civil Aviation Training Solutions;

-    Defence and Security;

-    Healthcare.6

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions, except operating margins)		FY2016	FY2015	Q4-2016	Q3-2016	Q2-2016	Q1-2016	Q4-2015

Civil Aviation Training Solutions		$237.4	210.5	75.0	55.3	50.1	57.0	61.8
	%	16.6	16.3	19.1	16.5	13.7	17.0	16.8

Defence and Security		$119.8	115.6	38.1	29.7	28.4	23.6	39.5
	%	12.3	13.5	13.0	11.7	12.6	12.0	16.8

Healthcare		$7.2	6.7	3.5	1.6	1.5	0.6	4.1
	%	6.3	7.1	9.8	5.7	5.9	2.5	14.0
Total segment operating income (SOI)		$364.4	332.8	116.6	86.6	80.0	81.2	105.4
Restructuring costs		$(28.9)	-	(16.8)	(2.0)	(2.4)	(7.7)	-
Operating profit		$335.5	332.8	99.8	84.6	77.6	73.5	105.4

Capital employed6

	March 31	December 31	September 30	June 30	March 31
(amounts in millions)	2016	2015	2015	2015	2015

Civil Aviation Training Solutions	$2,017.1	2,022.6	2,075.1	2,023.0	1,984.2

Defence and Security	$720.3	745.7	746.3	749.4	675.5

Healthcare	$206.0	218.2	210.4	197.8	206.5

	$2,943.4	2,986.5	3,031.8	2,970.2	2,866.2

20 | CAE Year-End Financial Results 2016

6 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

5.1    Civil Aviation Training Solutions

FISCAL 2016 EXPANSIONS AND NEW INITIATIVES

Acquisition

-     We announced the conclusion of a conditional agreement with Lockheed Martin Corporation to acquire Lockheed Martin Commercial Flight Training (LMCFT). The acquisition was completed on May 2, 2016.

Expansions

-     We announced five new aviation training programs that are, or will soon be, ready for training. The training programs are for Bombardier, Gulfstream and Dassault business jets and Sikorsky and Eurocopter helicopters;

-     We achieved FAA Level D qualification for the Falcon 900/2000 EASy, located at the Dallas East Training Centre in the U.S.;

-     We announced, with Líder Aviação, the expansion of our joint venture training program in Brazil to support initial and recurrent training for AW139 pilots and enable mission specific training for various operating profiles;

-     We entered into a partnership with Gulf Aviation Academy (GAA) to offer additional Embraer 170/190 training services in Europe. We have relocated GAA’s CAE-built Embraer 170/190 FFS and flight training device to our training centre in Amsterdam to cater to the increased demand for such training in Europe;

-     We inaugurated the second A320 FFS at our Barcelona training centre as part of our training services agreement with Vueling Airlines, S.A. We also announced that the centre will be extended to provide further classrooms and training facilities to meet Vueling’s growing training demand requirements.

New programs and products

-     We achieved Level D qualification for world’s first A350 XWB full-flight simulator, located at the Airbus Training Centre in Toulouse, France. We also received qualifications for the A350 fixed based flight training device used for pilot Common Type Ratings;

-     We qualified the world’s first simulators equipped with EASA-approved, FAA-approved and ICAO-compliant Upset Prevention and Recovery Training instructor stations;

-     We achieved Level D qualification for the Airbus Helicopters H225 FFS located at our training centre in Oslo, Norway. Our training centre was also designated an Approved Simulation Centre by Airbus Helicopters making us the first independent simulation training provider to receive this distinction;

-     We announced, together with Bombardier Commercial Aircraft, that we achieved Interim Level C qualification on the FFS for the new CS100 aircraft.

ORDERS

Civil Aviation Training Solutions obtained contracts this quarter expected to generate future revenues of $522.9 million, including contracts for 20 FFSs.

FFS contracts awarded for the quarter:

-     Five FFSs, including three Boeing 737MAX, one Airbus A320 Neo and one ATR72-600 to Lion Air;

-     Five Boeing 737NG FFSs to Southwest Airlines;

-     One Boeing 767 FFS to Uzbekistan Airlines;

-     One Boeing 737NG FFS to Avenger Flight Group;

-     One Airbus A320 FFS to Sofia Flight Training;

-     Seven FFSs, including three Airbus A320s, one Boeing 737NG, one Boeing 787, one MD11F and one ATR72-600 to undisclosed customers.

This brings the civil FFS order intake for the year to 53 FFSs.

Other notable contract awards for the quarter included:

-     An agreement with Lion Air for CAE’s EASA compliant Airline Transport Pilot License (ATPL) ground-school training program for the airline’s three flight schools located in Indonesia;

-     An exclusive long-term contract with JetBlue to provide a new competency-based training program for pilots that incorporates classroom learning, real-world flying experience and instruction in FSSs.

CAE Year-End Financial Results 2016 | 21

Management’s Discussion and Analysis

Financial results
(amounts in millions, except operating margins, SEU, FFSs deployed and utilization rate)		FY2016	FY2015	Q4-2016	Q3-2016	Q2-2016	Q1-2016	Q4-2015
Revenue		$1,429.1	1,294.6	393.0	334.7	365.2	336.2	367.6
Segment operating income		$237.4	210.5	75.0	55.3	50.1	57.0	61.8
Operating margins	%	16.6	16.3	19.1	16.5	13.7	17.0	16.8
Depreciation and amortization		$133.8	120.1	34.8	34.5	33.4	31.1	30.8
Property, plant and equipment
expenditures		$92.9	111.3	29.6	21.3	20.6	21.4	29.4
Intangible assets and other
assets expenditures		$33.7	40.6	8.3	7.6	10.6	7.2	8.8
Capital employed		$2,017.1	1,984.2	2,017.1	2,022.6	2,075.1	2,023.0	1,984.2
Total backlog		$3,078.6	2,903.3	3,078.6	3,085.6	3,003.1	2,789.4	2,903.3
SEU[7]		204	197	205	205	202	203	201
FFSs deployed		261	256	261	258	259	258	256
Utilization rate[7]	%	71	68	76	73	64	73	70

Revenue up 17% over last quarter and up 7% over the fourth quarter of fiscal 20157

The increase over last quarter was mainly due to higher revenue from our manufacturing facility due to higher production levels and the timing of sales of partially manufactured simulators. Revenue generated in the Americas and Europe as a result of higher FFS utilization further contributed to the increase along with a favourable foreign exchange impact on the translation of foreign operations.

The increase over the fourth quarter of fiscal 2015 was mainly due to a favourable foreign exchange impact on the translation of foreign operations, higher FFS utilization primarily in Europe, higher revenue from our manufacturing facility as a result of higher production levels and an increased demand for our crew sourcing business.

Revenue was $1,429.1 million this year, 10% or $134.5 million higher than last year

The increase over last year was mainly due to a favourable foreign exchange impact on the translation of foreign operations, higher FFS utilization in Europe and the Americas, the contribution of newly deployed simulators in our network, higher revenue from our manufacturing facility as a result of higher production levels and increased demand for our crew sourcing business.

Segment operating income up 36% over last quarter and up 21% over the fourth quarter of fiscal 2015

Segment operating income was $75.0 million (19.1% of revenue) this quarter, compared to $55.3 million (16.5% of revenue) last quarter and $61.8 million (16.8% of revenue) in the fourth quarter of fiscal 2015.

Segment operating income increased by $19.7 million, or 36%, over last quarter. The increase was mainly due to higher FFS utilization in Europe and in the Americas and higher revenue from our manufacturing facility. The benefit recognized this quarter related to the renegotiation of long-term royalty obligations was fully offset by a loss on the termination of a client agreement, a loss on litigation, the impairment of an asset and by an unfavourable foreign exchange impact from the revaluation of our non-cash working capital accounts.

Segment operating income increased by $13.2 million, or 21%, over the fourth quarter of fiscal 2015. The increase was mainly due to higher profitability from our Asian joint ventures, higher FFS utilization in Europe and a favourable foreign exchange impact on the translation of foreign operations, partially offset by a lower utilization in the Americas and a less favourable program mix from our manufacturing facility.

Segment operating income was $237.4 million, 13% or $26.9 million higher than last year

Segment operating income was $237.4 million (16.6% of revenue) this year, compared to $210.5 million (16.3% of revenue) last year.

The increase was mainly attributable to higher FFS utilization in Europe, higher profitability from our Asian joint ventures and a favourable foreign exchange impact on the translation of foreign operations, partially offset by a less favourable program mix from our manufacturing facility, higher net research and development expenses, last year’s gains on the partial disposal of interests in investments and the recognition of a deferred tax asset in one of our joint ventures.

Property, plant and equipment expenditures at $29.6 million this quarter and $92.9 million for the year

Maintenance capital expenditures were $8.4 million for the quarter and $34.6 million for the year. Growth capital expenditures were $21.2 million for the quarter and $58.3 million for the year.

22 | CAE Year-End Financial Results 2016

7 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

Capital employed decreased $5.5 million from last quarter and increased $32.9 million over last year

The decrease in capital employed from last quarter was mainly due to lower property, plant and equipment and lower intangible assets resulting primarily from movements in foreign exchange rates. The decrease was partially offset by a higher investment in non-cash working capital mainly as a result of lower accounts payable and accrued liabilities and lower derivative financial liabilities.

The increase in capital employed over last year was mainly due to a higher investment in equity accounted investees due to increased profitability within our joint ventures, offset in part by dividends issued, higher intangible assets mainly as a result of movements in foreign exchange rates and lower derivative financial liabilities. The increase was partially offset by a lower investment in non-cash working capital.

Total backlog was at $3,078.6 million at the end of the year

(amounts in millions)	FY2016	FY2015
Obligated backlog, beginning of period	$2,397.7	$2,161.7
+ orders	1,683.0	1,512.3
- revenue	(1,429.1)	(1,294.6)
+ / - adjustments	(28.3)	18.3
Obligated backlog, end of period	$2,623.3	$2,397.7
Joint venture backlog (all obligated)	455.3	505.6
Total backlog	$3,078.6	$2,903.3

Fiscal 2016 adjustments are mainly due to the revaluation of certain contracts during the year, the cancelation of two orders from previous years and foreign exchange movements.

Fiscal 2015 adjustments are mainly due foreign exchange movements.

This quarter's book-to-sales ratio was 1.33x. The ratio for the last 12 months was 1.18x.

5.2       Defence and Security

FISCAL 2016 EXPANSIONS AND NEW INITIATIVES

Acquisition

-     We finalized the acquisition of BMAT and are now the prime contractor responsible for the NATO Flying Training in Canada (NFTC) program, which delivers live flying training.

Expansions

-     We delivered a comprehensive CH-147F Chinook training solution to Garrison Petawawa that was used to formally graduate the Royal Canadian Air Force’s first class of CH-147F aircrews;

-     We expanded our collaboration agreement with Eurofighter Simulation Systems related to the provision of visual systems on the Eurofighter Typhoon Aircrew Synthetic Training Aids program;

-     We announced that our CAE Brunei Multi-Purpose Training Centre (MPTC) was certified as an Approved Training Organization according to the guidelines and procedures established by EASA, which will allow the CAE Brunei MPTC to offer instructor-led training on the Sikorsky S-92 helicopter;

-     We commenced the provision of maintenance and support services on the New Zealand Defence Force's SH-2G(I) helicopter synthetic training devices;

-     We expanded our C-130 training center located in Florida, U.S. with the addition of a new C-130H/L-382 full-mission simulator featuring the Rockwell Collins Flight2 glass cockpit;

-     We delivered a comprehensive T-6C ground-based training system to the Royal New Zealand Air Force and have now commenced the provision of maintenance and support services at RNZAF Base Ohakea;

-     We delivered a new training centre facility and KC-130J weapon systems trainer to the Kuwait Air Force and have now commenced the provision of on-site training support services.

New programs and products

-     We supported the Royal Australian Air Force's (RAAF) participation in Coalition Virtual Flag 15, one of the world's largest virtual air combat exercises, so that live-flying and simulated aircraft could participate in this joint, multi-national live-virtual-constructive training exercise;

-     The Open Geospatial Consortium (OGC), an international standards consortium supporting interoperable solutions, approved the CAE-developed Common Database (CDB) as an OGC Best Practice, thus paving the way for the continued proliferation of the CDB as the preferred architecture for creating and maintaining simulation-based synthetic environments;

-     We signed a Memorandum of Understanding with Conair to develop a Wildfire Training and Simulation Centre in British Columbia, Canada.

CAE Year-End Financial Results 2016 | 23

Management’s Discussion and Analysis

ORDERS

Defence and Security was awarded $331.0 million in orders this quarter, including notable contract awards from:

-     The U.S. Air Force (USAF) under the KC-135 Aircrew Training System program to upgrade a range of KC-135 aircrew training devices so that they can be used on the USAF's Distributed Training Center Network;

-     Lockheed Martin to provide Phenom 100 synthetic training equipment in support of the U.K.'s Military Flying Training System program;

-     Australia's Department of Defence Capability and Acquisition Sustainment Group to develop a C-130J Fuselage Cargo Compartment Trainer for the RAAF;

-     The Government of Canada to provide the Canadian Forces with simulator maintenance and engineering support services;

-     The Government of Canada to provide the Canadian Coast Guard with a CAE 3000 Series helicopter simulator that will feature cockpits for both the Bell 412EPI and Bell 429 helicopters;

-     Boeing to provide a range of upgrades to previously-contracted P-8A operational flight trainers for the U.S. Navy;

-     The NATO Support and Procurement Agency to perform a major upgrade on the German Navy's Sea King MK41 helicopter simulator;

-     The U.K. Ministry of Defence to upgrade two of the CH-47 Chinook dynamic mission simulators at CAE's Medium Support Helicopter Aircrew Training Facility at Royal Air Force Benson in the U.K.

Financial results
(amounts in millions, except operating margins)		FY2016	FY2015	Q4-2016	Q3-2016	Q2-2016	Q1-2016	Q4-2015
Revenue		$970.1	857.4	293.7	253.3	226.2	196.9	234.7
Segment operating income		$119.8	115.6	38.1	29.7	28.4	23.6	39.5
Operating margins	%	12.3	13.5	13.0	11.7	12.6	12.0	16.8
Depreciation and amortization		$69.8	55.7	20.7	17.0	16.6	15.5	15.2
Property, plant and equipment
expenditures		$22.9	30.2	9.4	7.4	4.3	1.8	10.8
Intangible assets and other
assets expenditures		$17.6	19.1	8.1	3.7	3.8	2.0	5.5
Capital employed		$720.3	675.5	720.3	745.7	746.3	749.4	675.5
Total backlog		$3,294.0	2,453.9	3,294.0	3,281.6	3,378.9	2,642.9	2,453.9

Revenue up 16% over last quarter and up 25% over the fourth quarter of fiscal 2015

The increase over last quarter was mainly due to higher revenue from North American programs and a higher level of activity from Australian programs.

The increase over the fourth quarter of fiscal 2015 was mainly due to the integration into our results of the revenues from BMAT acquired in the second quarter of this year, a favourable foreign exchange impact on the translation of foreign operations and higher revenue from North American programs.

Revenue was $970.1 million this year, 13% or $112.7 million higher than last year

The increase was mainly due to a favourable foreign exchange impact on the translation of foreign operations, the integration into our results of the revenues from BMAT acquired in the second quarter of this year and higher revenue from European programs. The increase was partially offset by lower revenue from North American programs.

Segment operating income up 28% over last quarter and down 4% from the fourth quarter of fiscal 2015

Segment operating income was $38.1 million (13.0% of revenue) this quarter, compared to $29.7 million (11.7% of revenue) last quarter and was $39.5 million (16.8% of revenue) in the fourth quarter of fiscal 2015.

The increase over last quarter was mainly due to higher volume on North American programs and higher margins on Asian programs, partially offset by higher net research and development expenses and higher selling, general and administrative expenses. Segment operating income was also higher as a result of the benefit recognized this quarter related to the renegotiation of long-term royalty obligations and partially offset by an unfavourable tax assessment in one of our joint ventures and a loss on disposal of assets related to our process improvement plan.

The decrease from the fourth quarter of fiscal 2015 was mainly due to higher investment tax credits claimed during the fourth quarter of last year, an unfavourable tax assessment in one of our joint ventures and a loss on disposal of assets related to our process improvement plan, partially offset by the benefit related to the renegotiation of long-term royalty obligations. The decrease was also partially offset by higher volume on North American programs, the integration into our results of BMAT and a favourable foreign exchange impact on the translation of foreign operations, partially offset by higher selling, general and administrative expenses and higher net research and development expenses.

24 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

Segment operating income was $119.8 million this year, 4% or $4.2 million higher than last year

Segment operating income was $119.8 million (12.3% of revenue) this year, compared to $115.6 million (13.5% of revenue) last year.

The increase over last year was mainly due to higher margins on North American programs, a favourable foreign exchange impact on the translation of foreign operations, the integration into our results of BMAT and higher volume on European programs, partially offset by higher net research and development expenses, higher selling, general and administrative expenses and lower income from our joint ventures. Segment operating income was also higher as a result of the benefit recognized this year related to the renegotiation of long-term royalty obligations and partially offset by an unfavourable tax assessment in one of our joint ventures, higher investment tax credits claimed last year and a loss on disposal of assets related to our process improvement plan.

Capital employed decreased $25.4 million from last quarter and increased $44.8 million over last year

The decrease from last quarter was mainly due to movements in foreign exchange rates on long-term assets, higher other long-term liabilities and a lower investment in non-cash working capital, partially offset by higher intangible assets.

The increase over last year was mainly due to a higher investment in non-cash working capital, lower other long-term liabilities and an increase in property, plant and equipment, partially offset by lower other long-term assets and lower capital employed as a result of the acquisition of BMAT during the year.

Total backlog up 34% compared to last year

(amounts in millions)	FY2016	FY2015
Obligated backlog, beginning of period	$1,956.4	$2,043.9
+ orders	985.6	754.6
- revenue	(970.1)	(857.4)
+ / - adjustments	469.7	15.3
Obligated backlog, end of period	$2,441.6	$1,956.4
Joint venture backlog (all obligated)	96.0	102.2
Unfunded backlog	756.4	395.3
Total backlog	$3,294.0	$2,453.9

Fiscal 2016 adjustments are mainly due to backlog added as a result of the acquisition of BMAT and foreign exchange movements.

Fiscal 2015 adjustments were mainly due to foreign exchange movements, partially offset by the termination of a contract in North America and the revaluation of certain contracts.

This quarter's book-to-sales ratio was 1.13x. The ratio for the last 12 months was1.02x.

In fiscal 2016, $141.7 million of unfunded backlog was transferred to obligated backlog and $419.8 million was added to the unfunded backlog.

5.3       Healthcare

FISCAL 2016 EXPANSIONS AND NEW INITIATIVES

Expansions

-     We partnered with MedAffinity to integrate their Electronic Health Records system into our LearningSpace simulation centre management solution, providing more realism in healthcare simulations;

-     We signed an exclusive distribution rights agreement with Strategic Operations (STOPS) for Surgical Cut Suit and other simulation training products globally outside of the United States and further expanded our partnership to include distribution rights for U.S. civilian training centers and U.S. military customers.

New programs and products

-     We announced the release of CAE Vïvo™, a tablet-operated, facilitator-driven software that allows full control over METIman’s physiology and responses;

-     In partnership with the International Nursing Association for Clinical Simulation & Learning (INACSL), we introduced the
INACSL – CAE Healthcare Simulation Fellowship program for healthcare educators and professionals;

-     We delivered a next generation training solution to Abiomed for its Impella heart pump training programs which integrated our ultrasound and patient simulation technology for the first time;

-     We released our new Blue Phantom Musculoskeletal ultrasound training model, the world’s first training model for ultrasound-guided evaluation and procedures for the knee;

CAE Year-End Financial Results 2016 | 25

Management’s Discussion and Analysis

New programs and products (cont’d)

-     We announced the release of Athena, the only high-fidelity female patient simulator with modeled physiology for healthcare;

-     In partnership with the National Research Council of Canada, we announced the launch of NeuroVR, the world’s most advanced virtual reality neurosurgery simulator for cranial and endoscopic brain surgery procedures;

-     In partnership with the American Society of Anesthesiologists, we announced a collaborative agreement to develop screen-based simulation education for practicing physicians.

ORDERS

CAE Healthcare sales this quarter included:

-     Sixteen patient simulators and 29 audiovisual solutions to a public research university in the U.S.;

-     Twelve patient simulators and six audiovisual solutions to a state department of health in the U.S.;

-     A custom training solution for a global medical device company;

-     Five patient simulators and two interventional simulators to a private university in Turkey;

-     A turnkey mobile simulation center with a patient simulator and two audiovisual solutions to a public university in Costa Rica.

Financial results
(amounts in millions, except operating margins)		FY2016	FY2015	Q4-2016	Q3-2016	Q2-2016	Q1-2016	Q4-2015
Revenue		$113.4	94.3	35.8	28.3	25.4	23.9	29.3
Segment operating income		$7.2	6.7	3.5	1.6	1.5	0.6	4.1
Operating margins	%	6.3	7.1	9.8	5.7	5.9	2.5	14.0
Depreciation and amortization		$14.2	13.3	3.6	3.7	3.4	3.5	3.6
Property, plant and equipment
expenditures		$2.0	2.7	0.8	0.5	0.3	0.4	0.5
Intangible assets and other
assets expenditures		$2.6	4.6	0.4	0.9	0.8	0.5	0.8
Capital employed		$206.0	206.5	206.0	218.2	210.4	197.8	206.5

Revenue up 27% over last quarter and up 22% over the fourth quarter of fiscal 2015

The increase over last quarter was mainly due to higher revenue from simulation centre management solutions, higher patient simulator revenue as well as an increase in interventional simulator revenue driven mainly by key partnerships with OEMs.

The increase over the fourth quarter of fiscal 2015 was mainly due to higher patient simulator revenue and a favourable foreign exchange impact on the translation of foreign operations.

Revenue was $113.4 million this year, 20% or $19.1 million higher than last year

The increase was mainly due to higher patient simulator revenue resulting primarily from the introduction of new products and a favourable foreign exchange impact on the translation of foreign operations.

Segment operating income higher over last quarter and lower compared to the fourth quarter of fiscal 2015

Segment operating income was $3.5 million this quarter (9.8% of revenue), compared to $1.6 million (5.7% of revenue) last quarter and $4.1 million (14.0% of revenue) in the fourth quarter of fiscal 2015.

The increase over last quarter was mainly due to higher volume, partially offset by an increase in selling, general and administrative expenses driven mainly by a higher investment in marketing expenses.

The decrease from the fourth quarter of fiscal 2015 was mainly due to higher selling, general and administrative expenses as mentioned above, partially offset by higher volume.

Segment operating income was $7.2 million this year, $0.5 million higher than last year

Segment operating income was $7.2 million (6.3% of revenue) this year, compared to $6.7 million (7.1% of revenue) last year.

The increase over last year was mainly due to higher revenue, partially offset by higher selling, general and administrative expenses as mentioned above and a less favourable product mix.

Capital employed decreased by $12.2 million from last quarter and by $0.5 million from last year

The decrease from last quarter was mainly due to lower intangible assets mainly as a result of movements in foreign exchange rates.

The decrease from last year was primarily due to lower intangible assets mainly as a result of amortization, partially offset by movements in foreign exchange rates and lower property, plant and equipment as a result of depreciation, partially offset by capital expenditures. The decrease was partially offset by higher non-cash working capital resulting mainly from higher accounts receivable and offset in part by an increase in accounts payable and accrued liabilities.

26 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-     Cash generated from operations, including timing of milestone payments and management of working capital;

-     Capital expenditure requirements;

-     Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.8

6.1    Consolidated cash movements

(amounts in millions)	FY2016	FY2015	Q4-2016	Q3-2016	Q4-2015
Cash provided by continuing operating activities*	$348.9	$337.8	$100.3	$108.2	$101.1
Changes in non-cash working capital	(3.1)	(69.2)	(49.3)	106.7	59.5
Net cash provided by continuing operating activities	$345.8	$268.6	$51.0	$214.9	$160.6
Maintenance capital expenditures[8]	(45.4)	(48.5)	(12.7)	(11.3)	(11.5)
Other assets	(19.7)	(15.8)	(6.1)	(4.4)	(5.2)
Proceeds from the disposal of property, plant
and equipment	1.8	7.6	0.3	-	6.1
Net proceeds from (payments to) equity accounted investees	3.4	(0.3)	(1.3)	4.4	3.0
Dividends received from equity accounted investees	18.5	8.9	0.9	3.2	1.2
Dividends paid	(56.7)	(46.3)	(19.3)	(12.4)	(12.0)
Free cash flow from continuing operations [8]	$247.7	$174.2	$12.8	$194.4	$142.2
Growth capital expenditures [8]	(72.4)	(95.7)	(27.1)	(17.9)	(29.2)
Capitalized development costs	(35.6)	(41.5)	(12.4)	(7.8)	(9.9)
Common shares repurchased	(7.7)	-	(7.7)	-	-
Other cash movements, net	15.9	12.7	1.8	1.7	0.8
Business combinations, net of cash and cash
equivalents acquired	13.9	(2.0)	0.3	-	-
Proceeds from partial disposal of interests in investments,
net of cash and cash equivalents disposed	-	8.5	-	-	(1.6)
Proceeds from disposal of discontinued operations	30.4	-	1.2	-	-
Effect of foreign exchange rate changes on
cash and cash equivalents	5.7	8.8	(16.1)	7.4	11.4
Net increase (decrease) in cash before proceeds and
repayment of long-term debt	$197.9	$65.0	$(47.2)	$177.8	$113.7
* before changes in non-cash working capital

Free cash flow from continuing operations was $12.8 million for the quarter

Free cash flow was $181.6 million lower than last quarter and $129.4 million lower compared to the fourth quarter of fiscal 2015.

Free cash flow was lower compared to last quarter and the fourth quarter of fiscal 2015 mainly due to a higher investment in non-cash working capital.

Free cash flow from continuing operations was $247.7 million this year

Free cash flow increased by $73.5 million, or 42%, compared to last year.

Free cash flow was higher compared to last year mainly due to favourable changes in non-cash working capital and an increase in cash provided by continuing operating activities, partially offset by higher dividends paid in the year.

Capital expenditures were $39.8 million this quarter and $117.8 million for the year

Growth capital expenditures were $27.1 million this quarter and $72.4 million for the year. Our growth capital allocation decisions are market-driven in nature and are intended to keep pace with the demand of our existing and new customers. Maintenance capital expenditures were $12.7 million this quarter and $45.4 million for the year.

CAE Year-End Financial Results 2016 | 27

8 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

6.2      Sources of liquidity

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through these committed bank lines at March 31, 2016 was US$550.0 million (2015 – US$550.0 million) with an option, subject to lender’s consent, to increase to a total amount of US$850.0 million. There was no amount drawn under the facilities as at March 31, 2016 (2015 – US$18.0 million) and US$111.9 million was used for letters of credit (2015 – US$99.3 million). The applicable interest rate on this revolving term credit facility is at our option, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. The current maturity date of our revolving unsecured term credit facilities is October 2018.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$125.0 million. This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments.
As at March 31, 2016, the total outstanding for these instruments was $57.2 million (2015 – $82.1 million).

We have a facility of €12.5 million with a European bank for the issuance of bank guarantees and letters of credit. The amount used principally in support of our European defence and security operations as at March 31, 2016 was $9.9 million (2015 – $10.7 million).

We manage a program in which we sell undivided interests in certain of our accounts receivable (current financial assets program) to a third party for cash consideration for amounts up to US$150.0 million with limited recourse to CAE. As at March 31, 2016,
$105.9 million (2015 – $113.3 million) of specific accounts receivable were sold to a financial institution. In November 2015, we renewed our current financial asset program allowing for increased monetization through a facility change from CDN$150.0 million to US$150.0 million.

As at March 31, 2016, we are compliant with all our financial covenants.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the repurchase of common shares and the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

The following table summarizes the long-term debt:
	As at March 31	As at March 31
(amounts in millions)	2016	2015
Total long-term debt	$1,272.9	$1,279.8
Less:
Current portion of long-term debt	98.5	33.7
Current portion of finance leases	20.8	21.8
Long-term portion of long-term debt	$1,153.6	$1,224.3

28 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

6.3      Government assistance

We have agreements with various governments whereby the latter funds a portion of the cost, based on expenditures incurred by CAE, of certain R&D programs for modeling, simulation and training services expertise.

During fiscal 2014, we announced Project Innovate, an R&D program extending over five and a half years. The goal of Project Innovate is to expand our modeling and simulation technologies, develop new ones and continue to differentiate our service offering. Concurrently, the Government of Canada agreed to participate in Project Innovate through a repayable loan of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI).

During fiscal 2016, we amended and extended our Project New Core Markets, an R&D program, for an additional four years. The aim is to leverage our modeling, simulation and training services expertise in healthcare. The Quebec government, through Investissement Québec, agreed to participate up to $70 million in contributions related to costs incurred before the end of fiscal 2020.

You will find more details in Note 1, Note 14 and Note 22 of our consolidated financial statements.

___

6.4      Contractual obligations

We enter into contractual obligations and commercial commitments in the normal course of our business. The table below represents our contractual obligations and commitments for the next five years and thereafter:

Contractual obligations
(amounts in millions)	2017	2018	2019	2020	2021	Thereafter	Total
Long-term debt (excluding interest)	$99.3	$28.6	$15.4	$186.5	$23.2	$757.0	$1,110.0
Finance leases (excluding interest)	20.8	17.8	15.6	28.7	26.0	57.5	166.4
Non-cancellable operating leases	49.9	40.2	31.4	27.5	20.8	73.4	243.2
Purchase commitments	106.7	67.1	24.1	21.2	14.9	2.0	236.0
	$276.7	$153.7	$86.5	$263.9	$84.9	$889.9	$1,755.6

We also had total availability under the committed credit facilities of US$438.1 million as at March 31, 2016 compared to US$432.7 million at March 31, 2015.

We have purchase commitments related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at various points in time.

As at March 31, 2016, we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. CAE’s cash obligation in respect of the accrued employee pension liability depends on various elements including market returns, actuarial gains and losses and interest rates. We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

CAE Year-End Financial Results 2016 | 29

Management’s Discussion and Analysis

7.     CONSOLIDATED FINANCIAL POSITION

7.1   Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2016	2015
Use of capital:
Current assets	$1,749.6	$1,562.5
Less: cash and cash equivalents	(485.6)	(330.2)
Less: net assets held for sale	(1.5)	(47.0)
Current liabilities	(1,192.9)	(1,039.1)
Less: current portion of long-term debt	119.3	55.5
Non-cash working capital[9]	$188.9	$201.7
Net assets held for sale	1.5	47.0
Property, plant and equipment	1,473.1	1,461.2
Other long-term assets	1,774.0	1,633.2
Other long-term liabilities	(709.9)	(707.1)
Total capital employed	$2,727.6	$2,636.0
Source of capital:
Current portion of long-term debt	$119.3	$55.5
Long-term debt	1,153.6	1,224.3
Less: cash and cash equivalents	(485.6)	(330.2)
Net debt[9]	$787.3	$949.6
Equity attributable to equity holders of the Company	1,888.7	1,635.2
Non-controlling interests	51.6	51.2
Source of capital	$2,727.6	$2,636.0

Revision to prior period balances

In preparing the consolidated financial statements for the year ended March 31, 2016, we identified an error related to the reassessment of unrecognized deferred tax assets. The revision recognizes that as deferred tax liabilities arose in fiscal 2012 and 2013, certain additional deferred tax assets should have been recognized in the consolidated financial statements as per the requirements of IAS 12 – Income Taxes.

You will find more details in Note 1 of our consolidated financial statements.

Capital employed increased $91.6 million, or 3%, over last year

The increase over last year was mainly due to higher other long-term assets and higher property, plant and equipment, partially offset by a decrease in net assets held for sale and lower non-cash working capital.

Our return on capital employed9 (ROCE) was 10.6% this year compared to 10.4% last year.

Non-cash working capital decreased by $12.8 million9

The decrease was mainly due to higher accounts payable and accrued liabilities, contracts in progress liabilities and provisions and lower income taxes recoverable, partially offset by higher inventories, accounts receivable and contracts in progress assets and lower derivative financial liabilities.

Net property, plant and equipment up $11.9 million

The increase was mainly due to $117.8 million of capital expenditures and $34.5 million of movements in foreign exchange rates, partially offset by depreciation of $121.5 million.

Other long-term assets up $140.8 million

The increase was mainly due to higher intangible assets resulting from the acquisition of BMAT as well as movements in foreign exchange rates and a higher investment in equity accounted investees as a result of increased profitability within our joint ventures, partially offset by dividends issued.

Net assets held for sale down $45.5 million

The decrease was due to the sale of our mining division during the year.

30 | CAE Year-End Financial Results 2016

9 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

Net debt lower than last year

The decrease was mainly due to the impact of cash movements during the year, primarily as a result of an increase in cash provided by continuing operating activities, partially offset by capital expenditures and dividends paid in the year.

Change in net debt

(amounts in millions)	FY2016		FY2015
Net debt, beginning of period		$949.6	$856.2
Cash, beginning of period, related to discontinued operations		$-	$7.7
Impact of cash movements on net debt
(see table in the consolidated cash movements section)		(197.9)	(65.0)
Effect of foreign exchange rate changes on long-term debt		20.2	101.6
Net finance lease movement		-	31.3
Other		15.4	17.8
(Decrease) increase in net debt during the period		$(162.3)	$93.4
Net debt, end of period		$787.3	$949.6
Net debt-to-capital[10]	%	28.9%	36.0

Total equity increased by $253.9 million this year10

The increase in equity was mainly due to net income of $230.3 million, a favourable foreign currency translation of $32.1 million and defined benefit plan remeasurements of $25.2 million, partially offset by dividends of $56.7 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 269,634,816 common shares issued and outstanding as at March 31, 2016 with total share capital of $601.7 million. In addition, we had 4,834,725 options outstanding under the Employee Stock Option Plan (ESOP).

As at April 30, 2016, we had a total of 269,282,541 common shares issued and outstanding and 4,780,150 options outstanding under the ESOP.

Repurchase and cancellation of shares

On February 19, 2016, we announced that we received approval from the Toronto Stock Exchange (TSX) to purchase, by way of a normal course issuer bid (NCIB), up to 5,398,643 of our common shares, representing 2% of our 269,932,164 issued and outstanding common shares as of February 12, 2016. The NCIB began on February 23, 2016 and will end on February 22, 2017 or on such earlier date when we complete our purchases or elect to terminate the NCIB. These purchases are made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with TSX’s applicable policies. All common shares purchased pursuant to the NCIB were cancelled.

As at March 31, 2016, we repurchased and cancelled a total of 515,200 common shares, at a weighted average price of $15.01 per common share, for a total consideration of $7.7 million. The excess of the shares’ repurchase value over their carrying amount of
$6.6 million was charged to retained earnings as share repurchase premiums.

Dividends

We paid a dividend of $0.07 per share in the first quarter and $0.075 per share in the second, third and fourth quarter of fiscal 2016. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to declare dividends of approximately $80.9 million in fiscal 2017 based on our current dividend and the number of common shares outstanding as at March 31, 2016.

Guarantees

As at March 31, 2016, we have a total of $212.3 million outstanding letters of credit and performance guarantees which are not recognized in the consolidated statement of financial position, compared to $218.8 million last fiscal year.

Pension obligations

We maintain defined benefit and defined contribution pension plans. Next year, we expect to contribute approximately $2.1 million more than the annual required contribution for current services to satisfy a portion of the underfunded liability of the defined benefit pension plan. In fiscal 2017, contributions necessary to fund our pension obligations are expected to decrease as a result of changes in the funding rules which will affect defined benefit pension plans in Canada.

CAE Year-End Financial Results 2016 | 31

10 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

7.2      Off balance sheet arrangements

Although most of our sale and leaseback transactions entered into as part of our Civil Aviation Training Solutions operations are classified as finance leases and their obligations are included in the consolidated statement of financial position, certain sale and leaseback transactions are classified as operating leases and are off balance sheet obligations.

Most of our off balance sheet obligations are from obligations related to operating leases for:

-     Certain buildings that are leased throughout our training network and production facilities in the normal course of business;

-     Certain FFSs that are leased throughout our training network in the normal course of business;

-     The operation of our Medium Support Helicopter (MSH) training centre for the U.K. Ministry of Defence to provide simulation training services;

-     Certain aircraft within our live training operations for the Canadian Department of National Defence.

These leases are non-recourse to us.

You can find more details about operating lease commitments in Note 27 of our consolidated financial statements.

In the normal course of business, we manage a program in which we sell undivided interests in certain of our accounts receivable (current financial assets program) to a third party for cash consideration for an amount up to US$150.0 million with limited recourse to CAE. We continue to act as a collection agent. These transactions are accounted for when we have considered to have surrendered control over the transferred accounts receivable. As at March 31, 2016, $105.9 million (2015 – $113.3 million) of specific accounts receivable were sold to a financial institution.

7.3      Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward contracts and swap agreements to manage our exposure to fluctuations in foreign exchange rates, interest rates and share price which have an effect on our share-based payments costs. We formally assess, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives we use in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items in relation to the hedged risk. We enter into these transactions to reduce our exposure to risk and volatility, and not for trading or speculative purposes. We only enter into contracts with counterparties that are of high credit quality.

Classification of financial instruments

We have made the following classifications for our financial instruments:

-     Cash and cash equivalents, restricted cash and all derivative instruments, except for derivatives designated as effective hedging instruments, are classified at fair value through profit and loss (FVTPL);

-     Accounts receivable, contracts in progress, non-current receivables and advances are classified as loans and receivables, except for those that we intend to sell immediately or in the near term which are classified at FVTPL;

-     Portfolio investments are classified as available-for-sale;

-     Accounts payable and accrued liabilities and long-term debt, including interest payable, as well as finance lease obligations and royalty obligations are classified as other financial liabilities, all of which are carried at amortized cost using the effective interest method.

Fair value of financial instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions and are used when external data is not available. Counterparty credit risk and our own credit risk are taken into account in estimating the fair value of all financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

-     The fair value of accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

-     The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately, is determined using valuation techniques and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the reporting date;

-     The fair value of the available-for-sale investment, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

-     The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

-     The fair value of provisions, long-term debts and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities.

A description of the fair value hierarchy is discussed in Note 29 of our consolidated financial statements.

32 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

Financial risk management

Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk

Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets. Credit risks arising from our normal commercial activities are managed in regards to customer credit risk.

Our customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, we typically receive substantial non-refundable advance payments for construction contracts. We closely monitor our exposure to major airline companies in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are not concentrated with specific customers but are held with a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (current financial assets program). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality. We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties with whom we trade derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 5 and Note 29 of our consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

Liquidity risk

Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due.

We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet obligations. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. In managing our liquidity risk, we have access to a revolving unsecured credit facility of US$550.0 million, with an option, subject to the lender’s consent, to increase to a total amount of up to US$850.0 million. As well, we have agreements to sell certain of our accounts receivable for an amount of up to US$150.0 million (current financial assets program). We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk

Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes.

Foreign currency risk

Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar, euro and British pound). In addition, these operations have exposure to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

We also mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

CAE Year-End Financial Results 2016 | 33

Management’s Discussion and Analysis

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Foreign currency risk sensitivity analysis

Foreign currency risk arises on financial instruments that are denominated in a foreign currency. Assuming a reasonably possible strengthening of 5% in the U.S. dollar, euro and British pound currency against the Canadian dollar as at March 31, 2016, and assuming all other variables remained constant, the pre-tax effects on net income would have been a negative net adjustment of
$0.7 million (2015 – positive net adjustment of $1.2 million) and a negative net adjustment of $13.1 million (2015 – negative net adjustment of $25.4 million) on other comprehensive income (OCI). A reasonably possible weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax income and OCI.

Interest rate risk

Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long-term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We have a floating rate debt through our revolving unsecured credit facility and other asset-specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 90% fixed-rate and 10% floating-rate at the end of this year (2015 – 88% fixed rate and
12% floating rate).

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Interest rate risk sensitivity analysis

In fiscal 2016, a 1% increase in interest rates would decrease our net income by $1.3 million (2015 – $1.3 million) and decrease our OCI by $0.5 million (2015 – $0.4 million) assuming all other variables remained constant. A 1% decrease in interest rates would have an opposite impact on net income and OCI.

Hedge of share-based payments cost

We have entered into equity swap agreements with three major Canadian financial institutions to reduce our income exposure to fluctuations in our share price relating to the Deferred Share Unit (DSU), Long-Term Incentive Deferred Share Unit (LTI-DSU) and Long-Term Incentive Time Based Restricted Share Unit (LTI-TB RSU) programs. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in our share price impacting the cost of the DSU, LTI-DSU and LTI-TB RSU programs and is reset quarterly. As at March 31, 2016, the equity swap agreements covered 1,950,000 of our common shares (2015 – 1,900,000).

Hedge of net investments in foreign operations

As at March 31, 2016, we have designated a portion of our senior notes totalling US$417.8 million (2015 – US$417.8 million) and a portion of the obligations under finance lease totalling US$12.1 million (2015 – US$14.2 million) as a hedge of our net investments in U.S. entities. Gains or losses on the translation of the designated portion of our senior notes are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

We have determined that there is no concentration of risks arising from financial instruments and estimated that the information disclosed above is representative of our exposure to risk during the period.

Refer to the consolidated statement of comprehensive income for the total amount of the change in fair value of financial instruments designated as cash flow hedges recognized in income for the period and total amount of gains and losses recognized in OCI and to Note 29 of our consolidated financial statements for the classification of financial instruments.

34 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

8.     BUSINESS COMBINATIONS

On September 30, 2015, we acquired the assets of Bombardier’s Military Aviation Training business (BMAT), a defence training system integrator for a total purchase consideration of $19.8 million, excluding purchase price adjustments. This acquisition strengthens our core capabilities as a virtual and live training system integrator and further expands our offering into support for live flying training of future military pilots. Total acquisition costs relating to BMAT amount to $1.3 million and were included in selling, general and administrative expenses in the consolidated income statement.

The preliminary determination of the fair value of the identifiable assets acquired and liabilities assumed is included in the table below. The fair value of the acquired identifiable intangible assets and goodwill of $68.8 million is provisional until the valuation for those assets are finalized. The preliminary goodwill of $49.2 million arising from the acquisition of BMAT is attributable to the advantages gained, which include:

−     Expansion of our offering into support for live flying training;

−     Know-how as a training system integrator;

−     Experienced workforce with subject matter expertise.

The fair value and the gross contractual amount of the acquired accounts receivable were $2.6 million.

The revenue and segment operating income included in the consolidated income statement from BMAT since the acquisition date is $52.0 million and $6.1 million respectively. Had BMAT been consolidated from April 1, 2015, the consolidated income statement would have shown revenue and segment operating income of $93.5 million and $8.8 million respectively. These pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by the Company. The amounts are provided as supplemental information and are not indicative of our future performance.

Net assets acquired and liabilities assumed arising from the acquisition are as follows:

Total
Current assets (1)	$20.0
Current liabilities	(63.1)
Non-current assets	5.7
Intangible assets (2)	68.8
Deferred tax	17.9
Non-current liabilities	(69.3)
Fair value of net liabilities assumed, excluding cash and cash equivalents	$(20.0)
Cash and cash equivalents acquired	37.4
Fair value of net assets acquired	$17.4
Purchase price adjustment receivable	5.4
Total purchase consideration, settled in cash	$22.8
Additional consideration related to previous fiscal years' acquisitions	0.7
Total cash consideration	$23.5

(1) Excluding cash on hand.
(2) This goodwill is partially deductible for tax purposes.

The net assets, including goodwill, of BMAT are included in the Defence and Security segment.

You will find more details in Note 4 of our consolidated financial statements.

CAE Year-End Financial Results 2016 | 35

Management’s Discussion and Analysis

9.     EVENT AFTER THE REPORTING PERIOD

Lockheed Martin Commercial Flight Training

On May 2, 2016, we completed the acquisition of Lockheed Martin Commercial Flight Training (LMCFT), a provider of aviation simulation training equipment and services for a purchase consideration of $25.7 million. The transaction excludes debt and includes cash remaining in the company at closing. With this acquisition, we will expand our customer installed base of commercial flight simulators and obtain a number of useful assets including full-flight simulators, simulator parts and equipment, facilities, technology and a talented workforce. Management considers it impracticable to disclose information about the fair value of the net assets acquired since the findings of the valuation exercise are not yet available.

10.  BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss quarterly the principal risks facing our business, as well as annually during the strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

In order to mitigate the risks that may impact our future performance, management has established an enterprise risk management process to identify, assess and prioritize these risks. Management develops and deploys risk mitigation strategies that align with our strategic objectives and business processes. Management reviews the evolution of the principal risks facing our business on a quarterly basis and the Board oversees the risk management process and validates it through procedures performed by our internal auditors when it deems necessary. One should carefully consider the following risk factors, in addition to the other information contained herein, before deciding to purchase CAE common stock.

10.1   Risks relating to the industry

Competition

We sell our simulation equipment and training services in highly competitive markets. New participants have emerged in recent years and the competitive environment has intensified as aerospace and defence companies position themselves to try to take greater market share by consolidating existing commercial aircraft simulation companies and by developing their own internal capabilities. Predominantly defence companies such as Textron and L-3 Communications have acquired commercial aircraft simulator competitors and, in the case of L-3 Communications, a competing FTO, as a means to diversify their overall exposure to defence markets and seek growth in the civil aviation market. Lockheed Martin is another example of a defence company that entered the commercial aircraft simulation market; it has subsequently sold its commercial flight training business to CAE. Most of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence industry beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources. In addition, our main competitors are either aircraft manufacturers, or have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects with these organizations. In particular, we face competition from Boeing, which has pricing and other competitive advantages over us.

OEMs like Airbus and Boeing have certain advantages in competing with independent training service providers. An OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn is a critical capital cost for any simulation-based training service provider. OEMs may be in a position to demand licence fees or royalties to permit the manufacturing of simulators based on the OEM’s aircraft, and/or to permit any training on such simulators. CAE also has some advantages, including being a simulator manufacturer, having the ability to replicate certain aircraft without data, parts and equipment packages from an OEM and owning a diversified training network that includes joint ventures with large airline operators which are aircraft customers for OEMs. In addition, we work with some OEMs on business opportunities related to equipment and training services.

Both Boeing and Airbus have introduced aircraft data simulation packages to supply to all simulator manufacturers for the new
B737 MAX and A350 aircraft, which could potentially reduce CAE’s content related to the simulation of aircraft systems.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. A significant portion of our revenue is dependent on obtaining new orders and continuously replenishing our backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past. The presence of new market participants as noted above, and their efforts to gain market share, creates heightened competition in bidding which may negatively impact pricing and margins.

Economic growth underlies the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for each available order. This in turn typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

36 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

Level and timing of defence spending

A significant portion of our revenues is generated by sales to defence and security customers around the world. We provide products and services for numerous programs to U.S., Canadian, European, Australian, and other foreign governments as both prime and/or subcontractors. As defence spending comes from public funds and is always competing with other public interests for funding, there is a risk associated with the level of spending a particular country may devote to defence as well as the timing of defence contract awards. Significant cuts to defence spending by mature markets such as the U.S., Canada, Germany, U.K. and Australia could have a material negative impact on our future revenue, earnings and operations. In order to mitigate the level and timing of defence procurements, we have established a diversified global business and a strong position on enduring platforms.

Government-funded defence and security programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. As a result, we may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

A decrease in jet fuel prices may have a positive impact on airlines’ profitability; however, the long-term ramifications on the commercial aviation industry remain uncertain. We will continue to monitor the impact on the industry and our operations. Helicopter aviation training, which represents less than 5% of our Civil Aviation Training Solutions revenue, is driven mainly by the level of offshore operator activity servicing customers in the oil and gas sector. A protracted downturn in petroleum prices could negatively impact offshore activity which may, in turn, affect our operating results.

If jet fuel prices attain high levels for a sustained period, there could be a greater impetus for airlines to replace older, less fuel-efficient aircraft. However, higher fuel costs could also limit the airlines’ available financial resources and could potentially cause deliveries of new aircraft to be delayed or cancelled. Airlines may slow capacity growth or cut capacity should sustained high fuel costs make the availability of such capacity not economically viable. Such a reaction would negatively affect the demand for our training equipment and services.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of certain customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. FAA, could mean that we have to make unplanned modifications to our products and services, causing delays or resulting in cancelled sales. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could present opportunities or, to the contrary, have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals and compliance

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries, or to certain entities or people in or from a country, and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as defence and security simulators or other training equipment, including data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or licence certain products to customers, which could cause a potential loss of revenue for us.

If we fail to comply with government laws and regulations related to export controls and national security requirements, we could be fined and/or suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability, and could have a negative effect on our reputation and ability to procure other government contracts in the future.

CAE Year-End Financial Results 2016 | 37

Management’s Discussion and Analysis

10.2   Risks relating to the Company

Product evolution

The civil aviation and defence and security markets in which we operate are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to attract new customers. This could reduce our revenue. The evolution of the technology could also have a negative impact on the value of our fleet of FFSs.

Research and development activities

We carry out some of our R&D initiatives with the financial support of governments, including the Government of Quebec through Investissement Québec (IQ) and the Government of Canada through its Strategic Aerospace and Defence Initiative (SADI). The level of government financial support reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, be able to replace these existing programs with other government funding and/or risk-sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

We receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S. on eligible R&D activities that we undertake. The credits we receive are based on legislation currently enacted. The investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and research and development activities.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that run up to 20 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

Procurement and OEM leverage

We secure data, parts, equipment and many other inputs from a wide variety of OEMs, sub-contractors and other sources. We are not always able to find two or more sources for inputs that we require and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft.

Where CAE uses an internally produced simulation model for an aircraft, or develops courseware without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against CAE to block the provision of training services or manufacturing, sale and/or deployment for training of a simulator for such aircraft, claiming breach of its intellectual property rights or other legal basis. Such actions may cause CAE to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Similarly, where CAE uses open source software, freeware or commercial off-the-shelf software from a third party, the third party in question or other persons may attempt retaliatory or obstructive actions against CAE to block the use of such software or freeware, claiming breach of licence rights or other legal basis. Such actions may cause CAE to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Protection of our intellectual property

We rely, in part, on trade secrets, copyrights and contractual restrictions, such as confidentiality agreements, patents and licences to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

38 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

Third-party intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk. We also have succession plans in place to help identify and develop an internal pipeline of leadership talent pertaining to both the technical and general management domains.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

-     Accidents or disasters involving training equipment that we have sold or aircraft for which we have provided training equipment or services;

-     Our pilot provisioning;

-     Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services that our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims, though to date our insurance coverage has been adequate to meet any claim.

Integration of acquired businesses

The success of our acquisitions depends on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the acquired businesses into our existing operations.

Our ability to penetrate new markets

We are leveraging our knowledge, experience and best practices in simulation-based aviation training and optimization to penetrate the simulation-based training market in healthcare.

As we operate in this market, unforeseen difficulties and expenditures could arise, which may have an adverse effect on our operations, profitability and reputation. Penetrating a new market is inherently more difficult than managing within our already established markets.

Length of sales cycle

The sales cycle for our products and services can be long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for defence and security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a period that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Government procurement policies often allow unsuccessful bidders to protest a contract award. The protest of a contract awarded to CAE may result in the cancellation of our award, extend the period before which we can start recognizing revenue or cause us to incur material legal fees.

Returns to shareholders

Payment of dividends, the repurchase of shares under our NCIB and other cash or capital returns to our shareholders depend on various factors, including our operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, as well as CAE’s dividend and other policies which may be reviewed from time to time.

CAE Year-End Financial Results 2016 | 39

Management’s Discussion and Analysis

Information technology systems

We depend on information technology infrastructure and systems, hosted internally or outsourced, to process, transmit and store electronic data and financial information, to manage business operations and to comply with regulatory, legal, national security, contractual and tax requirements. These information technology networks and systems are essential to our ability to perform day-to-day operations and to the effective operation of our business. In addition, our business requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs and national defence forces. If the systems do not operate as expected or when expected, this may have a negative effect on our operations, reporting capabilities, profitability and reputation. A series of governance processes are in place to mitigate this risk.

We may, from time to time, replace or update our information technology networks and systems. The implementation of, and transition to, new networks and systems can temporarily disrupt our business activities and result in productivity disruptions.

Reliance on third-party providers for information technology systems and infrastructure management

We have outsourced certain information technology systems maintenance and support services and infrastructure management functions, to third-party service providers. If these service providers are disrupted or do not perform effectively, it may have a material adverse impact on our operations and/or we may not be able to achieve the expected cost savings and may have to incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies and/or security vulnerability.

Cybersecurity

We may experience cybersecurity threats to our information technology infrastructure and systems, and unauthorized attempts to gain access to our proprietary or sensitive information, as may our customers, suppliers, subcontractors and joint venture partners. We may experience similar security threats at customer sites that we operate or manage. We must rely on our own safeguards as well as the safeguards put in place by our partners to mitigate the threats. Our partners have varying levels of cybersecurity expertise and safeguards, and their relationships with government contractors, such as CAE, may increase the likelihood that they are targeted by the same cyber threats we face.

An information technology system failure or non-availability, cyber-attack or breach of systems security could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential or classified information or expose us to regulatory investigation, litigation or contractual penalties. Our customers or governmental authorities may question the adequacy of our threat mitigation and detection processes and procedures and this could have a negative impact on existing business or future opportunities. Furthermore, given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means. We have implemented security controls, policy enforcement mechanisms, management oversight and monitoring systems in order to prevent, detect and address potential threats. Any prior cyber-attacks directed at us have not had a material impact on our financial results and we believe our threat detection and mitigation processes and procedures are adequate.

10.3   Risks relating to the market

Foreign exchange

Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately one-third in each of the U.S, Europe and the rest of the world.

A significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. It is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short term volatility. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs. In order to minimize the impact foreign exchange market fluctuations may have, we also hedge some of the foreign currency costs incurred in our manufacturing process.

Business conducted through our foreign operations are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, changes in the value of foreign currencies relative to the Canadian dollar creates unhedged currency translation exposure since results are consolidated in Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect.

Availability of capital

We have various debt facilities with maturities ranging between April 2016 and October 2036. For instance, the current maturity date of our revolving unsecured term credit facilities is October 2018. We cannot determine at this time whether these facilities will be refinanced at the same cost, for the same durations and on similar terms as were previously available.

40 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

Pension plans

Pension funding is based on actuarial estimates and is subject to limitations under applicable income tax and other regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions about discount rates, future salary increases and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into the registered retirement plans. Our latest pension funding reports show the pension plans to be in a solvency deficit position. Therefore, we are required to make cash contributions to fund the deficit. If this reduced level of pension fund assets persists to the date of the next funding valuations, we will be required to increase our cash funding contributions, reducing the availability of funds for other corporate purposes.

Doing business in foreign countries

We have operations in over 35 countries including our joint venture operations and sell our products and services to customers around the world. Sales to customers outside Canada made up approximately 90% of revenue in fiscal 2016. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally, including geopolitical instability.

These are the main risks we are facing:

-    Change in laws and regulations;

-    Tariffs, embargoes, controls, sanctions and other restrictions;

-    General changes in economic and geopolitical conditions;

-    Complexity and corruption risks of using foreign representatives and consultants.

Sales to foreign customers are subject to Canadian and foreign laws and regulations, including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States) and other anti-corruption laws. While we have stringent policies in place to comply with such laws, failure by CAE, our employees, foreign representatives and consultants or others working on our behalf to comply with it could result in administrative, civil, or criminal liabilities, including suspension, debarment from bidding for or performing government contracts, which could have a material adverse effect on us. We frequently team with international subcontractors and suppliers who are also exposed to similar risks.

Political instability

Political instability in certain regions of the world may be prolonged and unpredictable. A prolongation of political instability could lead to delays or cancellation of orders, deliveries or projects in which we have invested significant resources, particularly when the customers are state-owned or state-controlled entities. The imposition of economic sanctions on persons and companies conducting business in the Russian Federation and the depreciation of the Russian Federation currency have not significantly impacted our operations to date but should this situation continue for a prolonged period there may be a negative impact on our Civil Aviation Training Solutions revenue. This and other geo-political risks will change over time and CAE must respect any applicable sanctions and controls applied in the countries in which we carry on business. It is possible that in the markets we serve, unanticipated political instability could impact our operating results and financial position.

Income tax laws

A substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation, including any new action to address Base Erosion and Profit Shifting (BEPS) released by the Organization for Economic Co-Operation and Development (OECD), could result in a higher effective tax rate on our earnings which could significantly impact our financial results.

11.  RELATED PARTY TRANSACTIONS

A list of principal investments which, in aggregate, significantly impact our results or assets is presented in Note 32 of our consolidated financial statements.

The following table presents our outstanding balances with joint ventures:

(amounts in millions)	2016	2015
Accounts receivable	$42.6	$28.7
Contracts in progress: assets	34.5	28.1
Other assets	21.9	29.2
Accounts payable and accrued liabilities	20.1	13.9
Contracts in progress: liabilities	4.3	3.9

Other assets include a finance lease receivable of $14.8 million (2015 – $17.0 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, loans receivable of $0.6 million (2015 – $5.7 million) maturing in December 2017 and August 2018 and carrying respectively interest rates of 11% and 5% per annum, and a long-term interest-free receivable of $6.5 million
(2015 – $6.5 million) with no repayment term. As at March 31, 2016 and 2015 there are no provisions held against the receivables from related parties.

CAE Year-End Financial Results 2016 | 41

Management’s Discussion and Analysis

The following table presents our transactions with joint ventures:

(amounts in millions)	2016	2015
Revenue	$95.3	$120.6
Purchases	2.9	10.9
Other income	2.3	2.9

In addition, during fiscal 2016, transactions amounting to $2.2 million (2015 – $2.4 million) were made, at normal market prices, with organizations of which some of our directors are officers.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

(amounts in millions)	2016	2015
Salaries and other short-term employee benefits	$4.8	$4.6
Post-employment benefits – defined benefit plans(1)	1.0	1.5
Share-based payments	8.6	4.6
	$14.4	$10.7

(1)Includes net interest on employee benefit obligations.

12.  CHANGES IN ACCOUNTING POLICIES

12.1     New and amended standards adopted

The amendments to IFRS effective for the fiscal year 2016 have no material impact on our consolidated financial statements.

12.2     New and amended standards not yet adopted

IFRS 9 - Financial Instruments

In July 2014, the IASB released the final version of IFRS 9 - Financial Instruments replacing IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 introduces a revised approach for the classification of financial assets based on the characteristics of the contractual cash flows of the financial assets and the business model in which financial assets are held. IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management activities. The new standard supersedes all previous versions of IFRS 9 and completes the IASB’s project to replace IAS 39. IFRS 9 is effective for annual periods beginning on April 1, 2018 for CAE, with earlier application permitted. We are currently evaluating the impact of the new standard on our consolidated financial statements.

IFRS 15 - Revenue from contracts with customers

In May 2014, the IASB released IFRS 15 - Revenue from Contracts with Customers. The core principle of the new standard is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also intends to enhance disclosures on revenue. IFRS 15 supersedes IAS 11 - Construction Contracts and IAS 18 - Revenue and related interpretations. IFRS 15 is effective for annual periods beginning on April 1, 2018 for CAE, with earlier application permitted. We are currently evaluating the impact of the new standard on our consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB released IFRS 16, Leases. The new standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model for the lessee under which a lease liability and a right-of-use asset is recognized for all leases with a term of more than 12 months. IFRS 16 also substantially carries forward the lessor accounting requirements; accordingly, a lessor continues to classify its leases as operating leases or finance leases. IFRS 16 supersedes
IAS 17 - Leases and related interpretations. IFRS 16 is effective for annual periods beginning on April 1, 2019 for CAE, with earlier application permitted for companies that also apply IFRS 15. We are currently evaluating the impact of the new standard on our consolidated financial statements.

42 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

12.3     Use of judgements, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

As at April 1, 2015, we refined the method to estimate the cost of the Canadian defined benefit pension plans and the present value of the employee benefit obligations. In prior years, the net pension cost was estimated utilizing a single weighted average discount rate derived from the yield curve used to measure the defined benefit obligations at the beginning of the year. Under the refined method, individual discount rates are derived from the same yield curve, which reflect the different timing of benefit payments. This change in accounting estimate is accounted for prospectively. This change does not significantly affect the measurement of the employee benefit obligations and the total net pension plan cost compared to the previous method.

Business combinations

Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

Development costs

Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets

Our impairment test for goodwill is based on internal estimates (level 3) of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions which management has based its determination of fair value less costs of disposal include estimated growth rates, post-tax discount rates and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

See Note 21 of our consolidated financial statements for further details regarding assumptions used.

Revenue recognition

The percentage-of-completion method requires us to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans

The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 15 of our consolidated financial statements for further details regarding assumptions used.

CAE Year-End Financial Results 2016 | 43

Management’s Discussion and Analysis

Government assistance repayments

In determining the amount of repayable government assistance, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections take into account past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 5% to 15%, over the period of repayments. The estimated repayments are discounted using average rates ranging from 7% to 9.5% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government assistance. A 1% increase to the growth rates would increase the royalty obligation at March 31, 2016 by approximately $4.5 million (2015 − $9.9 million).

Share-based payments

We measure the cost of cash and equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Income taxes

We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could have an effect on the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize future tax benefits.

Leases

The classification as either finance or operating lease is based on management’s judgement of the application of criteria provided in IAS 17 – Leases and on the substance of the lease arrangement. Most of our arrangements accounted for as operating leases are in relation to buildings and flight simulators. With regards to certain aircraft used in our live training operations, management has concluded that the undiscounted lease rental payments in the amount of $265.1 million associated with the lease convention to these aircraft should be accounted for as an off balance sheet arrangement as it is offset by a reciprocal arrangement with a third party and is non-recourse to CAE.

13.  CONTROLS AND PROCEDURES

The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators (CSA), certificates signed by the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

13.1     Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and CEO and CFO and other members of management, so we can make timely decisions about required disclosure and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2016. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2016.

13.2   Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2016, based on the framework and criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2016 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

44 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

14.  OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

15.  ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

CAE Year-End Financial Results 2016 | 45

Management’s Discussion and Analysis

16.  SELECTED FINANCIAL INFORMATION

The following table provides selected quarterly financial information for the years 2014 through to 2016.

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Total
Fiscal 2016
Revenue	$557.0	616.8	616.3	722.5	2,512.6
Net income	$44.5	69.2	56.9	59.7	230.3
Equity holders of the Company
Continuing operations	$44.9	75.3	57.9	61.2	239.3
Discontinued operations	$(0.5)	(6.5)	(0.2)	(2.4)	(9.6)
Non-controlling interests	$0.1	0.4	(0.8)	0.9	0.6
Basic and diluted EPS attributable to equity holders of the Company	$0.17	0.26	0.21	0.22	0.85
Continuing operations	$0.17	0.28	0.21	0.23	0.89
Discontinued operations	$-	(0.02)	-	(0.01)	(0.04)
Earnings per share before specific items	$0.19	0.18	0.22	0.27	0.86
Average number of shares outstanding (basic)	267.4	268.6	269.3	269.9	268.8
Average number of shares outstanding (diluted)	267.8	268.9	269.7	270.2	269.2
Average exchange rate, U.S. dollar to Canadian dollar	1.23	1.31	1.33	1.38	1.31
Average exchange rate, Euro to Canadian dollar	1.36	1.46	1.46	1.52	1.45
Average exchange rate, British pound to Canadian dollar	1.88	2.03	2.02	1.97	1.98
Fiscal 2015
Revenue	$526.2	529.4	559.1	631.6	2,246.3
Net income	$41.6	42.5	52.9	67.7	204.7
Equity holders of the Company
Continuing operations	$43.8	42.0	52.1	63.3	201.2
Discontinued operations	$(2.0)	0.9	0.9	0.8	0.6
Non-controlling interests	$(0.2)	(0.4)	(0.1)	3.6	2.9
Basic and diluted EPS attributable to equity holders of the Company	$0.16	0.16	0.20	0.24	0.76
Continuing operations	$0.17	0.16	0.20	0.24	0.76
Discontinued operations	$(0.01)	-	-	-	-
Average number of shares outstanding (basic)	263.9	264.7	265.5	266.4	265.1
Average number of shares outstanding (diluted)	265.0	265.6	266.4	267.4	266.0
Average exchange rate, U.S. dollar to Canadian dollar	1.09	1.09	1.14	1.24	1.14
Average exchange rate, Euro to Canadian dollar	1.50	1.44	1.42	1.40	1.44
Average exchange rate, British pound to Canadian dollar	1.84	1.82	1.80	1.88	1.83
Fiscal 2014
Revenue	$520.1	478.2	503.9	575.7	2,077.9
Net income	$45.4	38.2	47.6	59.9	191.1
Equity holders of the Company
Continuing operations	$44.7	38.2	45.5	59.9	188.3
Discontinued operations	$0.9	0.1	0.6	0.1	1.7
Non-controlling interests	$(0.2)	(0.1)	1.5	(0.1)	1.1
Basic and diluted EPS attributable to equity holders of the Company	$0.18	0.15	0.18	0.23	0.73
Continuing operations	$0.17	0.15	0.17	0.23	0.72
Discontinued operations	$0.01	-	0.01	-	0.01
Average number of shares outstanding (basic)	260.2	261.0	261.5	262.7	261.3
Average number of shares outstanding (diluted)	260.2	261.5	262.3	264.0	261.9
Average exchange rate, U.S. dollar to Canadian dollar	1.02	1.04	1.05	1.10	1.05
Average exchange rate, Euro to Canadian dollar	1.34	1.38	1.43	1.51	1.41
Average exchange rate, British pound to Canadian dollar	1.57	1.61	1.70	1.83	1.68

46 | CAE Year-End Financial Results 2016

Management’s Discussion and Analysis

Selected segment information

(amounts in millions, except operating margins)	Q4-2016	Q4-2015	FY2016	FY2015	FY2014
Civil Aviation Training Solutions
Revenue	$393.0	$367.6	$1,429.1	$1,294.6	$1,176.7
Segment operating income	75.0	61.8	237.4	210.5	179.8
Operating margins (%)	19.1	16.8	16.6	16.3	15.3
Defence and Security
Revenue	$293.7	$234.7	$970.1	$857.4	$822.0
Segment operating income	38.1	39.5	119.8	115.6	107.8
Operating margins (%)	13.0	16.8	12.3	13.5	13.1
Healthcare
Revenue	$35.8	$29.3	$113.4	$94.3	$79.2
Segment operating income	3.5	4.1	7.2	6.7	1.7
Operating margins (%)	9.8	14.0	6.3	7.1	2.1
Total
Revenue	$722.5	$631.6	$2,512.6	$2,246.3	$2,077.9
Segment operating income	116.6	105.4	364.4	332.8	289.3
Operating margins (%)	16.1	16.7	14.5	14.8	13.9
Restructuring	$(16.8)	$-	$(28.9)	$-	$-
Operating profit	$99.8	$105.4	$335.5	$332.8	$289.3

Selected annual information for the past five years

(amounts in millions, except per share amounts)	2016	2015	2014	2013	2012 (1)
Revenue	$2,512.6	$2,246.3	$2,077.9	$1,993.7	$1,821.2
Net income	230.3	204.7	191.1	140.7	182.0
Equity holders of the Company
Continuing operations	239.3	201.2	188.3	134.3	180.3
Discontinued operations	(9.6)	0.6	1.7	3.4	-
Non-controlling interests	0.6	2.9	1.1	3.0	1.7
Average exchange rate, U.S. dollar to Canadian dollar	1.31	1.14	1.05	1.00	0.99
Average exchange rate, Euro to Canadian dollar	1.45	1.44	1.41	1.29	1.37
Average exchange rate, British pound to Canadian dollar	1.98	1.83	1.68	1.58	1.58
Financial position:
Total assets	$4,996.7	$4,656.9	$4,236.7	$3,691.3	$3,183.7
Total non-current financial liabilities(2)	1,318.6	1,427.3	1,340.2	1,209.3	869.0
Total net debt	787.3	949.6	856.2	813.4	534.3
Per share:
Basic and diluted EPS attributable to equity holders
of the Company
Continuing operations	$0.89	$0.76	$0.72	$0.52	$0.70
Discontinued operations	(0.04)	-	0.01	0.01	-
Dividends declared	0.295	0.27	0.22	0.19	0.16
Total equity(3)	7.22	6.36	5.76	4.51	4.14

(1) Figures have not been restated to reflect the adoption of IFRS 11 and IAS 19 which was effective fiscal 2014 and the classification of our mining business as discontinued operations in fiscal 2015.
(2) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.
(3) Comparative periods have been restated to reflect the retroactive deferred tax revision. See Note 1 of our consolidated financial statements for more details.

CAE Year-End Financial Results 2016 | 47